As filed with the  Securities  and  Exchange  Commission  on  February 8, 2000
                                                     Registration No. 000-______

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               Venture Tech, Inc.
                 (Name of Small Business Issuer in its charter)


                  Idaho                                        87-0462258
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)


         1055 West 14th Street, Suite 400, North Vancouver, B.C. V7P 3P2
              (Address of principal executive officers) (Zip Code)


Issuer's telephone number:                           (604) 990-9889


Securities to be registered under Section 12(b) of the Act:

         Title of each class           Name of each exchange on which
         to be so registered           each class is to be registered

                  N/A                              N/A


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

                               Venture Tech, Inc.

                                   FORM 10-SB

                                TABLE OF CONTENTS
                                                                       PAGE
                                     PART I

Item 1.           Description of Business............................... 3

Item 2.           Management's Discussion and Analysis or
                    Plan of Operation....................................21

Item 3.           Description of Property................................27

Item 4.           Security Ownership of Certain Beneficial
                    Owners and Management............................... 27

Item 5.           Directors, Executive Officers, Promoters
                    and Control Persons..................................29

Item 6.           Executive Compensation.................................32

Item 7.           Certain Relationships and Related Transactions.........33

Item 8.           Description of Securities..............................34

                                     PART II

Item 1.           Market Price of and Dividends on Registrant's
                    Common Equity and Other Shareholder Matters..........35

Item 2.           Legal Proceedings......................................37

Item 3.           Changes in and Disagreements with Accountants..........37

Item 4.           Recent Sales of Unregistered Securities................37

Item 5.           Indemnification of Directors and Officers..............39

                                    PART F/S

Financial Statements.....................................................F-1
                                    PART III

Item 1.           Index to Exhibits......................................S-1

Item 2.           Description of Exhibits................................S-1

Signatures...............................................................S-2

                                   FORM 10-SB

                                     PART I

Item  1.          Description of Business

Business Development

         Venture Tech, Inc., an Idaho corporation ("Venture Tech" or the "Company"), is engaged in the acquisition, development and licensing of certain computer based technology designed to offer a full range of casino-style gaming, entertainment, information and financial transaction services over the worldwide Internet. Through its technology agreements and licenses, the Company intends to establish a series of multi-cultural/multi-ethnic virtual casinos over the Internet from various locations around the world. A casino is deemed to be "virtual" when it emulates actual casino- style games of chance offered in existing land-based casinos, but provides such gaming services via computer software and hardware instead of actual gaming equipment. The Company further intends to use its client base of Internet gaming players to market more basic commodities and services through electronic commerce ("e-commerce").

         The Company was organized on July 19, 1948 under the laws of the State of Idaho as Giant Ledge Mining Company, with the stated purpose of, acquiring, exploring and developing mineral ore prospects and operating mining and milling facilities. The Company initially engaged in sporadic mining operations and, since its inception, has undergone several name changes and business changes. On October 25, 1999, the Company's shareholders approved a proposal to empower the Board of Directors to take all necessary action to change the Company's domicile of incorporation from Idaho to the State of Nevada. As of the date hereof, the Company has not finalized that change.

         During 1988, the Company became engaged in arranging for funding for medical research, particularly certain cancer research being conducted at the Harvard School of Dental Medicine. However, none of the projects in which the Company was involved proved to be economically successful and no commercially viable products resulted from the research. The Company ultimately assigned or transferred any potential marketing rights to its research products.

         In 1992, the Company was engaged in only minimal activities and the Board of Directors determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. To better reflect the Company's business, the Company adopted the name, Venture Tech, Inc.

         During 1995, the Company became engaged in the development of certain computer technology designed to ultimately offer a full range of gaming services and casino-style games over the worldwide Internet. The Company created two new wholly owned subsidiaries, EuroAsian E-Casinos, Inc., a Marshall Islands corporation ("E- Casinos"), and Cybernet Currency Clearing, Inc., a Nevada corporation ("CCCI"), for development of certain technologies applicable to the Internet. E-Casinos was formed as a foreign entity to own and operate full service gambling casinos on the Internet. CCCI was formed to focus on acting as an international currency converter of wold currency into "e-cash" or "e-dollars", which is used as a monetary instrument in many international business transactions.

         On March 4, 1996, the Company entered into a licensing agreement with CasinoWorld Holdings, Ltd. ("CWH"). Pursuant to the agreement, CWH granted to the Company a nonexclusive license to use and market CWH's Virtual CasinoWorldTM software and hardware applications, know-how, trade secrets, copyrights and trademarks. The Company is obligated to market, finance and contribute one or more foreign gaming licenses under a separate operating agreement with CWH. Through August 1998, the Company made approximately $1.3 million in license payments to CWH in anticipation of receiving a fully operational and reliable gaming website. In August 1998, the Company determined that CWH would not be able to adequately provide such a website and operational services and, accordingly, discontinued its relationship with CWH.

         On March 14, 1996, in order to focus its strategy on the gaming and Internet related service industry, management effected the sale of its wholly owned subsidiary, Tessier Resources, Ltd. ("Tessier") to Kaniksu Ventures, Inc., now known as Ocean Power Corporation (OTC BB: "PWRE"). In exchange for Tessier, the Company received a $3,000,000 debenture convertible into 2,000,000 shares of PWRE common stock. The Debenture matured in four (4) years from the date of issuance, carried no interest, and was convertible into PWRE common stock at the conversion price of $1.50 per share at any time prior to repayment of the debenture.

         In January of 1999, the Company converted a portion of the Debenture into 500,000 shares of common stock. In June 1999, pursuant to the pending merger of PWRE and PTC Holdings, Inc. ("PTC"), the Company was obligated to convert the balance of the Debenture into 1,500,000 shares of PWRE common stock. Subsequent to the merger of PTC and PWRE, PWRE effected a one (1) share for ten
(10) shares revers stock split of its common stock. Accordingly, the Company presently owns 200,000 shares of PWRE common stock, which is on deposit for the Company's benefit at a brokerage firm. The Company reasonably believes that the shares, if liquidated, could provide a source of funding for the Company's future operations.

         As additional consideration for the acquisition of Tessier, PWRE agreed to issue, to eligible shareholders of the Company, shares of PWRE common stock and rights to purchase additional shares. Under the terms of the original agreement, prior to the reverse stock split of PWRE shares, each individual Company shareholder of record as of April 5, 1996, is entitled to five (5) shares of authorized but previously unissued PWRE common stock for each 100 shares of Company common Stock owned. Only shareholders owning at least 100 shares of Company Common Stock are eligible for the distribution. Further, each five shares of PWRE common stock issued to Company shareholders includes ten
(10) rights, each right entitling the holder thereof to purchase one additional share of PWRE common stock for $2.25 per share for a period of sixty (60) days following receipt of the PWRE shares and rights. PWRE intends to include the equivalent shares and rights in a registration statement to be filed by PWRE.

         Tessier is in the business of developing and supplying snow and ice removal technology to the commercial market. Management believed that the attention required by this subsidiary would have detracted from the Company's primary business of Internet gaming. Thus, it was believed to be in the best interest of the Company to divest itself of this subsidiary.

         In March 1999, the Company entered into a nonexclusive software license agreement with Starnet Systems International Inc., formerly Softec Systems Caribbean Inc. ("SSII"), a wholly owned subsidiary of Starnet Communications International Inc. ("Starnet" - OTCBB: "SNMM"). Pursuant to the license agreement, SSII was to provide the Company with a complete turn-key computer hardware, software and customer support package for the operation of one or more online casino web sites. As a requirement of the license agreement, the Company was obligated to establish an Antigua corporation to hold a gaming license and to conduct operations from that jurisdiction. In July 1999, the Company established under the authorization of the Government of Antigua and Barbuda, EuroAsian E-Casinos International Ltd. ("E-Casinos International") as a wholly owned subsidiary. In July 1999, E-Casinos International was granted an Offshore Virtual Casino Wagering license by the Free Trade & Processing Zone of Antigua.

         Given the nature of its software and technology license agreement with SSII, the Company does not anticipate using its E-Casinos subsidiary, incorporated in the Marshall Islands, in conjunction with its series of online casino web sites created under that agreement. All primary operations will be conducted from the Antigua corporation, E-Casinos International. However, the Company expects to enter into similar arrangements with other third party software development companies to provide gaming services for other series of online casinos. With the rapid change and evolution taking place in Internet based technology, the Company has decided to not restrict itself to a single technology platform or approach. The Company intends to limit its risk of rapidly changing technology by using multiple vendors.

         In Company is currently in the process of changing its domicile of incorporation from Idaho to the State of Nevada. The Company also anticipates that it will re-domicile its CCCI subsidiary as an offshore international business corporation. It is anticipated that this subsidiary will eventually assume the merchant account responsibility for the online casinos and perform online financial transactions required thereof.

Facilities

         From February 1996 through June 1999, the Company conducted its primary corporate activities from rented facilities in Northern Virginia. The Company conducted its technical, marketing and promotional activities from leased facilities in North Vancouver, BC, Canada. In accordance with the trend for online gaming companies to operate its business outside United States jurisdictions and the proximity of its software technology licensor in Vancouver, the Company decided in June 1999 to consolidate all of its business activities in North Vancouver. Presently, the Company occupies approximately 2,750 square feet of leased office space located at 1055 West 14th Street, North Vancouver, BC. Pursuant to this consolidation, the Company established Venture Tech Holdings (Canada) Inc., a British Columbia corporation, as a wholly owned subsidiary to provide management services to its gaming subsidiaries. The Company also intends to maintain a corporate liaison office in Northern Virginia. The Company believes that its current facilities are adequate for its current needs and anticipates securing additional office space as business conditions warrant.

         Two of the Company's directors, Kenneth Fitzpatrick and Craig Bampton, primarily use their own independent office space in Santa Barbara, California and Winnepeg, Canada, respectively, to conduct the business of the Company. The Company reimburses Messrs. Fitzpatrick and Bampton for "out-of-pocket" expenses related to the Company's business.

Services and Products

         In conjunction with the SSII license agreement, the Company has established a website (www.asiacasino.com) to conduct initial gaming operations. The Asia Casino web site and Sportsbook became operational in July of 1999 and began accepting wagers from various jurisdictions around the world with the notable exceptions of the United States and Canada. The Company's current policy is not to accept wagers from residents of those two countries. However, if the laws in the United States and/or Canada are clarified, or if the Company receives an appropriate opinion from legal counsel, the Company reserves the right to consider offering its gaming services in the two countries. Presently, the Company's primary market focus is on Asia, Europe and the Middle East. In addition, the Company has adopted a policy of not accepting wagers from individuals less than 18 years old.

         The license agreement provides for over 20 interactive and computer generated casino-style games of chance developed in conjunction with Nevada State Gaming Guidelines. A Sportsbook also offers wagering action on all the professional sports leagues from Europe and North America. In addition, capabilities for wagering on pari-mutuel racing, lotteries and bingo are in the development stage. All gaming operations and transactions are being conducted from the facilities of SSII located in St. Johns, Antigua.

         The key features of Asia Casino include, but are not limited to the following:

         *        The ability to play games in either the English, Chinese
                  or Japanese languages;
         * Traditional Las Vegas games of chance such as Blackjack, Craps, Roulette, Poker, Baccarat, Pai Gow, Sic Bo and Slots; over 20 casino games in all are available;
         *        The Company's licensed Java games use the Java language
                  to provide easily accessible online games to the
                  Company's website(s).  The cross-platform nature of Java
                  makes it possible to play these games on all major
                  operating systems, online, with virtually no downloading required. The games are simplified to optimize loading times.  The Company currently has four casino style Java
                  Games (Videopoker, Blackjack, Caribbean Stud poker, and
                  Gold Rush slots) for players to wager on, with several additional Java games projected to be released throughout 2000.
         *        A  Sportsbook   which  offers   wagering  action  on  all  the
                  professional leagues from Europe and North America including baseball, football, basketball, hockey, English Premier League
                  Soccer  and  Italian  Series  "A";   college   basketball  and
                  football; boxing, horse racing and other sporting events from around the world such as World Cup Soccer, cricket and rugby.



         Venture Tech is a charter member of the Interactive Gaming Council that intends to establish standards and a self-regulation methodology for the industry. The Council is the industry's recognized trade association and advocacy forum. The Company's Chief Operating Officer has served on the Council's Board of Directors. The Company was also involved in helping to establish a regulatory model for the online gaming industry.

Potential Market

         The estimated size of the Internet gambling market is naturally dependent upon the projected growth of the Internet, now estimated to be over 170 million users worldwide. The Asia/Pacific region appears to be the fastest growing area for Internet adoption. For example, in 1998, Asia had 14.1 million online users, which represented 14.8% of the worldwide Internet user base of
81.3 million. By the year 2002, it is projected that Asia will have 60.7 million Internet users, which will represent 27.5% of the projected worldwide total of 221 million online users. (Source: eStats, 1999). China in particular is expected to experience the fastest growth. Starting from an estimated online population of 2.1 million in 1998, it is projected that China will have 17.3 million online by 2001 and 33.6 million online by 2003. (Source: Strategis, 1999). Of China's current population of 1.26 billion, the projected 33.6 million Chinese online users will represent less than 3% of its total population. When compared to current Internet penetration rates such as Australia (23.4%), Hong Kong (13.4%), Japan (11%) or South Korea (6.7%), the potential for products and service that are sold via the Internet to Chinese online users is exception. (Source: Nua Internet Services).

         The following table illustrates that estimated Internet gaming revenues worldwide, currently less than $900 million, could increase to a an estimated $2.3 billion by the end of 2001. Because most companies involved in the Internet gaming market are private entities, it is difficult to estimate the actual cash flow of these Internet casinos.


                                                1997       1998       1999      2000       2001
                                                ----       ----       ----      ----       ----
Adult Home Internet (in Millions)                46         81        121       145        159
Percentage of Users Conducting Online
  Transactions                                   15%        18%        21%       24%        27%
Potential Internet Gamblers (in Millions)        0.9       14.5       25.4      34.8       43.0
Per capita Expenditure (in $ Millions)         $ 146      $ 154      $ 155     $ 160      $ 165
Potential Internet Gambling Revenue
  (in $ Millions)                             $1,009     $2,182     $3,922    $5,555     $7,080
Estimated Actual Internet Gambling Revenue
  (in $ Millions)                               $  0       $ 51      $ 811    $1,520     $2,330


(Source:  Deutsche Bank - Christiansen/Cummings Assoc., 1999)

         The Company's primary gaming web site (www.asiacasino.com) is accessible by a minimum hardware configuration consisting of: A 486/66 microprocessor personal computer with Windows 95 or greater, 8 MB RAM, 30 MB free hard disk space, a 14,400 modem and a direct PPP Internet connection. All games are provided in a Windows- based, menu driven format with "point and click" interactivity. Prospective players who desire to conduct gaming operations at Asia Casino are able to subscribe over the Internet by completing an application appearing at the website. Part of the application process requires that the subscriber open an account and make a minimum deposit with the Company to activate the account for real money play. Prospective players are also able to play for fun, at no cost, for entertainment purposes or to practice their skills prior to actual wagering.

         The Company's websites are controlled through its licensing agreement with SSII. Physical operations and transactions are conducted by SSII personnel at SSII's facilities located in St. Johns, Antigua. The Company retains the right to reasonably audit SSII's activities on its behalf. SSII's network is connected to the Internet via redundant high-speed fiber, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for the end users/players. The system is composed of high speed Sun Microsystems servers and Cisco networking equipment. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of SSII's system design makes provisioning for additional capacity simple. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

         SSII uses advanced technologies, such as site identification, data encryption, and secure servers to provide users with a safe environments to perform secure transactions, and data transmission over the Internet. Any transaction made with SSII online is secure and convenient. SSII's system is protected by the Secure Sockets Layer (SSL) protocol, which encrypts all information and confirms the identity of the Company's server, before allowing a transaction to be completed. Data encryption hides sensitive information such as the customer's name, address, and credit card number. Even if someone manages to obtain a player's personal information from the transaction process, data encryption will not allow him or her to either read or use it.

         The Company's website is designed to invite prospective players to register and apply for casino and sportsbook membership. After a membership application is reviewed, it is either accepted or rejected based on criteria including, but not limited to, age and geographic location of the customer. The Company's policy is to accept subscriptions only from persons over the age of 18 and believed to reside in jurisdictions that are not known to expressly prohibit Internet gaming. Subscriptions will not be accepted from persons believed to be citizens or residents of the United States or Canada. The Company uses screening techniques in order to verify that the subscriber resides in a jurisdiction that is not known to prohibit Internet gaming.

         Upon acceptance, the approved customer is then allowed to download the gaming software over the Internet for installation on their personal computer or to request a CD with additional graphics, music and video capabilities contained thereon. The customer is then given a username and password and is thereby able to access the Company's gaming servers over the Internet through their personal Internet service provider.

         The Company's website allows the subscriber to review all terms, rules and conditions applicable to gaming and other uses at the site. All gaming winnings and losses are debited and credited to the customer's account on a real-time basis. All games are conducted pursuant to house rules and advantages that are published at the website.

         Subscriber's may make deposits to their gaming accounts by way of credit card or wire payment. Through the Company's licensing agreement with SSII, EFS Caribbean Inc., a wholly owned subsidiary of Starnet, supplies credit card transaction services to the Company for an additional fee. The Company primarily accepts Visa, MasterCard, American Express credit cards over a secure platform provided through EFS.

Regulation

         Gaming activities are stringently regulated in the United States and most developed countries. Gaming regulations and supervisory procedures in the United States and most developed countries are based upon policies that are concerned with, among other things, (i) prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming; (ii) establishment and maintenance of responsible accounting practices and procedures; (iii) maintenance of effective controls over the financial practices of licensees, including establishment of minimum procedures for internal fiscal affairs and safeguarding assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the governing jurisdictions;
(iv) prevention of cheating and fraudulent practices; and (v) providing a source of government revenue through taxation and licensing fees.

         The Company is subject to applicable laws in the jurisdictions in which it intends to operate. Some jurisdictions have introduced regulations to attempt to restrict or prohibit Internet gaming. However, other jurisdictions such as several Caribbean countries, Latin America and Australia, have taken the position Internet gaming is legal and/or have adopted or are in the process of reviewing legislation to regulate Internet gaming in such jurisdictions. As companies and consumers involved in Internet gaming are located around the world, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Further, it may be difficult to identify or differentiate gaming-related transactions from other Internet activities and link those transmissions to specific users, in turn making enforcement of legislation aimed at restricting Internet gaming activities difficult. However, because online gaming is a relatively new industry, it is possible that in the future some or all of these foreign jurisdictions may take action to more severely regulate, or even prohibit, Internet gaming operations in their jurisdictions. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

         The Company, along with other industry representatives, have adopted a proactive policy of lobbying international jurisdictions, where appropriate, for purposes of seeking approval of Internet gambling and the regulation of those activities on a basis that is favorable to the Company. Pursuant to its position with the Interactive Gaming Council, the Company's management has met with representatives of organizations, such as the International Gaming Regulators Association, to educate regulators and legislators on online gaming and to advocate an international regulatory framework.

         Legislation designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions. After previous similar proposals failed to pass in 1998, Senator Jon Kyl of the United States Senate introduced in March 1999 a revised proposal intended to prohibit and criminalize Internet gambling (Internet Gambling Prohibition Act of 1997; S.
474).  There  can be no  assurance  whether  any  such  bill  will  become  law.

Additionally, existing legislation, including United States and federal statutes, could be construed to prohibit or restrict gaming through the use of the Internet. The Company's former Chief Operating Officer was invited to testify before the President's National Gambling Impact Study Commission in Washington, D.C. on the merits of online gaming regulation and against the Kyl bill. At the present time, however, it is the Company's policy not to offer its Internet gaming services to citizens or residents of the United States until laws pertaining to online gaming are clarified, or the Company receives an appropriate opinion from legal counsel that such activities are not illegal. The Company will endeavor to comply with federal and state laws in the United State in regard to gaming regulation.

Competition

         The rapid expansion of the Internet and the potential profitability associated with the Internet gambling business has attracted an increasing number of operators. Consequently, the Company presently encounters significant competition from existing providers of Internet gaming operations and expects to encounter increasing competition as additional Internet gaming service providers come on-line. The following table illustrates the growth in Internet gambling.

               Online Casinos  Lotteries   Bingo      Sports-books
May 1998            90             39        8              93
May 1999            250+           64        20             139

Source:  Rolling Good Times Online, 1999

         The Company estimates that there are over 100 online gaming operators on the World Wide Web providing Internet gambling with approximately 35 of these being publicly traded companies. A listing of the various publicly traded companies can be found on the website www.streetdice.com.

         A key factor behind the growth in the number of gambling sites is the underlying structure of the industry. The nature of the industry is such that once the initial gaming site has been established, the marginal costs of modifying the look of the site and registering it under another URL are minimal. Thus, in theory, the more sites that a company has established, the larger the percentage of the Internet gambling market attainable. It is not uncommon for some operators to have multiple sites that are slight modifications from one another or multiple URLs that lead to the main site.

         Many of the Company's present and future competitors have, or may have, as the case may be, greater capital and other resources than the Company and may choose to adopt an international marketing plan similar to the Company's. There can be no assurance that the Company will be able to generate meaningful revenues or earnings from its Internet gaming operations or otherwise successfully compete in the future.

         Given the number of operators, the Internet gambling market initially appears to be highly competitive. However, many of the companies in this fledgling industry can be characterized as small entities with limited finances and are without sophisticated marketing strategies. Also, many of these entities operate with a single technology, focus on primarily on the United States market and typically have limited contacts and exposure in the international arena. Management believes that many of these companies will ultimately fail which will result in only a limited number of dominant operators remaining.

Marketing Strategy

         The rapid development of the Internet has created opportunities to develop new, efficient and secure ways to deliver information and entertainment to customers. The Company primary focus is to expand its market share of the Internet gambling market and become a leader in the Internet gaming industry. The key strategic objectives for the Company are:

         1. Develop its role as a leading provider of Internet gaming services;
         2.       Expand geographically to other markets; and
         3. Selectively pursue opportunities that allow it to leverage its marketing and Internet competencies into other market segments

         E-Casinos International will employ a variety of tactics to achieve these objectives. These tactics include the following:

         *        Rapidly expanding its presence in Internet gaming markets:

         By increasing the number of gambling websites that it will operate and the number of its gaming product offerings at these sites, the Company can expand its reach into the Internet gaming market. The addition of different language sites targeted at the German, Italian, French, Spanish and Portuguese and Middle Eastern markets are already underway and are expected to be launched in first quarter 2000. In addition, a portal site, www.ecasino.com, is under construction and is also expected to be launched in first quarter of 2000. This will provide a mechanism to collect and funnel traffic into the Company's gaming network.

         The Company presently uses three primary forms of marketing to attract prospective players to its online casino; online banner ads, print marketing and direct CD distribution through third parties. The Company has used print based periodicals, such as the Hong Kong Daily News and Gaming and Leisure
International to promote its websites. The Company believes, however, that direct CD distribution and targeted Internet banner ads are more effective. To that end, the Company has placed banner ads on such websites as Hong Kong.com and Taiwan.com, as well as Internet search engines such as Hotbot.com and Asiaco.com. The Company is currently developing its third party strategic relationships for further direct CD distribution to prospective end users.

         The Company has received notice from The United States Patent and Trademark Office of its approval of "E-CASINOS" as a registered trademark. The registration covers entertainment services, namely providing on-line casino style gaming services accessed via a computer network. Management believes that this trademark registration will help protect the Company from conflicting use of the mark or similar marks by prospective competitors seeking to gain benefit from his highly recognizable association with on-line gaming.

         * Aggressively pursue partnership opportunities with other gaming suppliers and local partners who have specific geographical expertise to expand the E-Casinos name internationally:

         Recognizing that local presence is essential for the marketing and promotion of Internet gaming in local markets, the Company intends to form licensing or joint venture partnerships with native investors in countries wherever possible. Although gambling is an international activity, each region has its own preferences as to how gaming is promoted and marketed. The Company will rely on its local partners for the financial and marketing resources to promote the gaming websites in their respective regions. To this end, the Company has entered into arrangements with a strategic partner in Hong Kong, Able Wealth Investments Ltd. The Company is also in discussions with other interested partners in Western Europe.

         * Provide high quality, innovative and superior products and services:

         Working with its existing suppliers as well as entering into strategic relationships with alternative suppliers, The Company will focus on delivering the best Internet gaming services. Rapid adoption of the latest product and service offerings by its suppliers is a priority for the Company. The Company's current technology partner (SSII) is planning to launch in the near future new product offerings such as horse race betting, international lottery tickets and an interactive bingo game. The Company will, in turn, market these product offerings to its customer base. To insure against the risk of being overly dependent upon a single technology, the Company is evaluating alternative providers of gaming technology.

         * Use its expanding customer base to generate ancillary revenue streams:

         Upon registering at the Company's gaming websites, customers become part of the Company database and are then eligible for cross-promotional activities such as merchandise offers or casino "comp" type programs.

         *        Offer Internet gaming that is fair, equitable,  comprehensive,
                  easy-to-play,   financially  secure,   state-  of-the-art  and
                  credible:

         As Internet gaming is a relatively new form of entertainment, it is important that the Company provides a complete gaming experience for the gamblers, many of whom may be new to the Internet. To address these issues, the Company intends to offer:

         (a) State-of-the-art, easy to play Internet games. The Company's relationship with key software developers to provide their Internet gaming expertise and casino game development skills means the Company can provide the best possible gaming environment. Easy to use graphical interfaces, state of the art graphics, accessible help programs and familiar game mechanics will allow gamblers to understand and play the games.

         (b) Credible Internet Gaming. A key factor for the success of the Company will be the provision of secure, legitimate and credible casino gambling. Through participation of the various partners, independent auditors and its corporate commitment to ethical business practices, the objective of the Company is to provide a fair and secure gambling environment for its patrons. The Company has committed to participate in the regulatory review processes being established by the industry to ensure the fairness, quality and legitimacy of the gaming provided.

Funding and Dilutive Instruments

         In September 1999, The Company authorized a convertible debenture for up to $1,000,000 to repay funds advanced to the Company by third parties during the calendar year. This debenture superceded a previous debenture initiated by the Company in January of 1999 and $379,458 of previously advanced funds rolled-over into the superceding debenture. The terms of the resulting debenture included a 10% per annum interest rate, provides for a two-year conversion period in which the debenture holder may convert advanced funds into authorized but unissued shares of the Company's Common Stock at a conversion price of twenty cents ($0.20) per share. Each such converted share includes the right to purchase an additional share of authorized but unissued Common Stock at the twenty cents ($0.20) conversion price for a five-year period from date of original conversion.

         In August 1999, the Company granted 360,000 warrants to a certain officer of the Company with a conversion price of twenty- eight cents ($0.28) per share as an employment inducement. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period, provided that the individual continues his employment with the Company.

         In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 were exercisable at forty-seven cents ($0.47) per share and 50,000 are exercisable at sixty-one cents ($0.61 per share). All warrants expire June 30, 2002.

         In January 1999, the Company granted 825,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the company and/or for the expectation of future contributions to the Company. The warrants were issued to 11 individuals. All warrants are exercisable at a price of forty-four cents ($0.44) per share and expire January 27, 2002.

         In April 1998, the Company authorized a stock conversion agreement for up to $500,000 to account for funds advanced to the Company by third parties. The agreement provided for a one-year conversion period where the holder may convert Company debt from advanced funds into authorized but unissued shares of the Company's common sock at a conversion price of forty-five cents ($0.45) per share. Each such converted share includes the right to purchase an additional share of authorized but unissued Common Stock at the forty-five cents ($0.45) conversion price for a five-year period from date of original conversion. Prior to expiration, the holder converted $712,706 of advanced funds into 1,583,791 shares of Common Stock

         In December 1997, the Company granted 830,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the Company. The warrants were issued to 25 individuals. 710,000 warrants are exercisable at a price of twenty-five cents ($0.25) per share and 120,000 warrants are exercisable at $0.50 per share. All warrants expire December 29, 2001. To date 35,000 warrants have been converted into common shares.

         In December 1997, the Company authorized a private placement in the form of a stock conversion agreement to account for funds advanced to the Company to cover its operating requirements. The conversion agreement provided for the conversion of up to 3,500,000 shares at an exercise price of twenty-two cents ($0.22 per share), which represented the closing price of the Company's stock on the date of execution. As of December 31, 1997, 3,495,000 shares were converted into authorized but unissued shares of the Company's Common Stock.

         In 1996, the Company issued 1,408,126 shares of its authorized but unissued common stock to third parties in settlement of debt at one dollar and seventy cents ($1.70) per share pursuant to a private placement agreement entered into in June of 1995. The private placement provided for conversion of debt at one dollar and seventy cents ($1.70) per unit for up to 1,000,000 units. Each unit consisted of one share of common sock and one warrant entitling the holder to acquire one additional share of Common Stock at the exercise price of $1.70.

         In March 1994, the Company issued to Regis Investments Company Limited ("Regis") a convertible debenture in the face amount of $175,000 with an interest rate of ten percent (10%) per annum (the "Debenture"). The Debenture was issued by the Company in consideration for monies advanced to the Company by Regis. The Debenture provides for the holder to convert up to the full face amount of the Debenture into shares of the Company's authorized but unissued Common Stock at the conversion price of three cents ($0.03) per share. Each share issued upon conversion of all or a portion of the Debenture include an "A" and a "B" share purchase warrant. Each "A" and each "B" share purchase warrant entitles the holder to acquire one additional share of the Company's authorized but unissued Common Stock at the conversion price of three cents ($0.03) per share. Each "A" and each "B" share purchase warrant is valid and may be converted into Common Stock for a period of two years following issuance. In 1996, 1997, and 1998, 2,300,000 shares, 10,500,000 shares and 4,700,000 shares, respectively were issued by the Company in consideration of an aggregate of $525,000.

         Over the period of May 1994 through November 1995, the Company granted 1,222,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions provided to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants are conditional upon the Company achieving a listing with the Nasdaq Stock Market. Of the 1,222,000 warrants granted, 637,000 expired on May 31, 1999 and 135,000 were cancelled by mutual consent of the Company and one of its officers on June 30, 1999. The remaining 450,000 expire between January and May 2000.

Year 2000 Risks

         Currently, many computer systems, hardware and software products are coded to accept only two digit entries (rather than four digits) in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates. In such case, programs that have time-sensitive logic may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The interactions between various software and hardware platforms often rely upon the date coding system. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. The Company, its customers, and its primary licensor (SSII) are reliant on computers and related automated systems for daily business operations. Failure to achieve at least a minimum level of Year 2000 systems compliance by both the Company and its software technology licensor could have a material adverse effect on the Company.

         The Company has completed its assessment of the Year 2000 issue, including both technology and non-technology systems, and believes that any costs of addressing the issue will not have a material adverse impact on its financial position. The Company's internal technology systems are relatively new and use standard off-the-shelf software and hardware from leading industry vendors, such as Microsoft, Dell Computer, Microsoft and Adobe. The Company does not anticipate, nor has it experienced, any material Year 2000 compliance issues and therefore costs associated with Year 2000 compliance are expected to be minimal. The Company believes that its existing computer systems and software will not need to be upgraded to mitigate the Year 2000 issues. The Company does not have any significant non-information technology or systems.

         The Company has not incurred any material costs associated with its assessment of the Year 2000 problem. In the event that Year 2000 issues impact the Company's accounting operations and other operations aided by its computer system, the Company believes, as part of a contingency plan to be developed, that it has adequate personnel to perform those functions manually until such time that any Year 2000 issues are resolved. Although the Company has not fully developed a contingency plan, it anticipates having a full plan in place by early 2000.

         The Company does, however, rely heavily on its licensor to provide the turn-key services necessary to run its business. The Company has been advised by SSII that it has completed the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to the Company's licensed hardware and software platforms, as well as third parties that provide SSII with goods or services. Three categories, or general areas, have been identified for review and analysis:

         1. Systems Providing Customer Services. Includes hardware and software systems used to provide services to the Company's customers in the form of Internet connectivity, e-mail servers, authentication servers, gaming servers and database servers. This category also includes hardware in the form of routers and switches.

         2. Third Party Vendors. Those vendors providing critical services including circuits, hardware, long distance Internet connectivity and related products to SSII. Also include telco providers, suppliers of routers, modems, switches and odds feeds.

         3. Critical Internal Systems. Systems that support SSII's administrative systems for billing and collecting, general accounting systems, computer networks, and communication systems. SSII has completed its Year 2000 compliance review and testing.

         In regard to item 1 above, systems providing customers services, SSII's critical existing systems are no more than two and one-half years old and none of these systems have Year 2000 problems. These systems have been inventoried and a systems test has been completed. Many of the critical systems have been migrated to new hardware and software platforms to increase reliability and capacities. All newly acquired hardware systems, operating systems, and software are required to have vendor certification for Year 2000 compliance.

         In regard to item 2 above, third party products and services, SSII's significant vendors are large public companies such as Sun Microsystems, Microsoft, Oracle, Silicon Graphics Cisco and Lucent Technologies. These companies are all under Securities and Exchange Commission mandates to report their compliance in all publicly filed documents. SSII initiated a compliance review program with these vendors during the first full quarter of 1999 and will continue to track progress of all critical vendors for compliance.

         Item 3 above, critical internal systems, relates to internal systems for SSII's company administrative and communications requirements. SSII is in the process of implementing new billing and billing presentment systems. These systems are proprietary to SSII any and are required to be Year 2000 compliant. SSII expects these new systems to be implemented late 1999 to early 2000. Additionally, SSII has tested the existing systems for Year 2000 compliance. It has been determined that the existing billing and billing presentment systems are Year 2000 compliant.

Employees

         As of the date hereof, the Company has four full-time employees functioning in senior management and marketing positions. Because of the nature of the Company's business at this time, in that it has elected to license and subcontract primary services, management intends to primarily use consultants and advisors to provide the other mostly "part-time" services required for its operations. The Company has entered into a consulting agreement with its former Chief Operating Officer to supply guidance and advisory services to management in matters related to the online gaming industry. Management intends to hire additional qualified employees only as business conditions warrant and as funds are available.

         The Company has entered into certain licensing agreements with third parties as an initial means of developing its service offerings and, accordingly, relies upon the work performed by its licensing partners. As the Company's virtual casinos become more fully developed, it is anticipated that the Company will hire additional qualified personnel consistent with workload requirements and as business conditions warrant.

Patents, Trademarks and Licensing Agreements

         The Company has received notice from The United States Patent and Trademark Office of its approval of "E-CASINOS" as a registered trademark. The certificate of registration (Service Mark Reg. No. 2,018,862) was issued on October 28, 1997 by the U.S. Patent and Trademark Office. The registration covers entertainment services, namely providing on-line casino style gaming services accessed via a computer network. The Company intends to defend vigorously its trademark in the online gaming industry.

         On March 4, 1996, the Company entered into a licensing agreement with CWH whereby CWH granted the Company a nonexclusive license to use and market CWH's Virtual CasinoWorldTM software and hardware applications, know-how, trade secrets, copyrights and trademarks. The Company is obligated to market, finance and contribute one or more foreign gaming licenses under a separate operating agreement with CWH. Through August 1998, the Company made approximately $1.3 million in license payments to CWH in anticipation of receiving a fully operational and reliable gaming website. In August 1998, the Company determined that CWH would not be able to adequately provide such a website and operational services and, accordingly, discontinued its relationship with CWH.

         On March 23, 1999, the Company entered into a nonexclusive software license agreement with SSII whereby SSII was to provide the Company with a complete turn-key computer hardware, software and customer support package for the operation of one or more online casino web sites. Pursuant to the terms of the license agreement, the Company, in July 1999 the Company established under the authorization of the Government of Antigua and Barbuda, EuroAsian E-Casinos International Ltd. ("E-Casinos International"). In July 1999, E-Casinos International was granted an Offshore Virtual Casino Wagering license by the Free Trade & Processing Zone of Antigua.

         The Company does not anticipate using its E-Casinos subsidiary, incorporated in the Marshall Islands, in conjunction with its series of online casino web sites created under that agreement. All primary operations will be conducted from the Antigua Corporation, E-Casinos International.

Research and Development

         The Company has relied upon the developers of the technology, which it has acquired or licensed to carry out the research and development related to the particular technologies. Thus, during the most recent three fiscal years and for the nine month period ended September 30, 1999, the Company did not expend any material funds directly on research and development related to the Company's entry into the Internet gaming business.

         The Company relies upon its Vice President of Technology and other consultants hired from time to time to monitor and review its licensed technology, as well as keeping the Company appraised of new industry developments in the Internet and online gaming business. The Company expects to continue to license or otherwise acquire technology in the future, but may expend funds to further any acquired technology to suit its individual needs. However, management anticipates that in the future it may expend funds for ongoing research and development of new products and to enhance existing ones. As of the date hereof, management has made no estimates as to the extent of any future research and development expenditures.

Risk Factors Relating to the Company's Business

         Because of the nature of the Company's business, it encounters certain risk factors. Each of these factors could adversely affect the business, operating results and financial condition of the Company.

         Operations in Foreign Countries

         Most of the Company's business is being conducted in foreign countries which may encounter unfavorable economic or political situations. Also, some of these countries may not have highly developed telecommunications infrastructure which can result in overloaded lines, slow speed of electronic traffic, and a potential for break-downs. Thus, because of the nature of the its business, potential telecommunication problems could have an adverse effect on the Company.

         Rapid Technology Change

         The Company's business involves operations on the Internet, a fast growing and rapidly changing industry. Internet technology, commercial applications and online users are constantly evolving. If the Company is unable to respond to rapid changes involving the Internet and its technology, the Company's business could be adversely affected.

         Technology Failures

         The Company's Internet business is dependent on the efficient and uninterrupted operation of its computer and communication hardware and software systems. System interruptions that cause the Company's web sites to be unavailable or that reduce the ability to process transactions could materially and negatively affect the Company's business, operating results and financial conditions. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Although the Company has experienced occasional short-term interruptions, it has not developed a formal disaster recovery plan in the event of a prolonged interruption.

         Online Security Breaches

         Online security breaches could negatively impact the Company's on-line business. To protect confidential information, the Company relies on encryption technology, which transforms information into code designed to be unreadable by third parties. The Company also employs authentication technology that uses passwords and other information to prevent unauthorized persons from accessing a customer's information. If a person circumvents existing security measures, that person could misappropriate confidential information about the Company, its customers, or cause interruption in operations. Security breaches that result in access to confidential information also could damage the Company's reputation and expose the Company to a risk of loss and liability.

Additionally, the Company may be required to make significant expenditures and expend considerable effort and time to protect against security breaches.

         Short Operating History - No Assurance of Profitability

         The Company has only a short operating history and is deemed to be a development stage company in the early phases of operation. The Company's likelihood of success must be considered in light of the many unforeseen costs, expenses, problems, difficulties and delays frequently associated with new ventures. Also, there is no assurance that the Company's business ventures will be successful or that it will be able to attract and retain sufficient customers and clients to attain its goals. The Company anticipates that its operating expenses will increase substantially as its business expands and there will be a greater need to generate significantly more revenues to achieve profitability. There is also the possibility that the Company will have to secure future funding, either debt or equity, in order to finance its activities. There can be no assurance that any such funding will be available to the Company or, that if it is, it will be available on terms favorable to the Company.

Risk Factors and Cautionary Statements

         This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the possible success of the Company's websites, the ability of the Company to fund its current and future projects and its ability to meet its cash and working capital needs, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

Item 2.  Management's Discussion and Analysis or Plan of Operation

         The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

Overview

         The Company is a development stage company and has had only minimal operations for the most recent three years. Since 1995, the Company has been engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino-style gaming, entertainment, information and financial transaction services over the worldwide Internet. The Company further intends to leverage its anticipated client base of Internet gaming players to the more expansive world of electronic commerce ("e-commerce") for purchase of more basic commodities and services.

         In March of 1999, the Company entered into a nonexclusive software license agreement with Starnet Systems International Inc. ("SSII"), to provide the Company with a complete turn-key computer hardware, software and customer support package for the operation of one or more online casino web sites. In July 1999, the Company established a corporation to operate said online casinos under the authorization of the Government of Antigua and Barbuda. EuroAsian E-Casinos International Ltd. ("E-Casinos International") was incorporated as a wholly owned subsidiary of the Company. Pursuant to this incorporation, the E-Casinos International was granted an Offshore Virtual Casino Wagering license in July of 1999 by the Free Trade & Processing Zone of Antigua.

         In conjunction with the SSII license agreement, the Company has established a website (www.asiacasino.com) to conduct initial gaming operations. The Asia Casino website and Sportsbook became operational in July of 1999 and began marketing and accepting wagers from various jurisdictions around the world (primarily targeted to Asia) with the exception of the United States and Canada.

Results of Operations

         Information is presented for the Company's most recent three fiscal years and the sixth month period ended June 30, 1999.

Three and Nine Months ended September 30, 1999 Compared to Three and Nine Months Ended September 30, 1998

         The Company did not have revenues for the three and nine month periods ended September 30, 1998 because it had not become fully operational. Revenues for the three months ended September 30, 1999 ("third quarter of 1999") were $9,526, which was also the total for the first nine months of 1999. Cost of sales for the third quarter and first nine months of 1999 were $3,669 compared to $-0- for the same 1998 periods, resulting in a gross margin of $5,857 for the 1999 periods. General and administrative expenses for the third quarter and first nine months of 1999 increased 103% to $351,698 and 43% to $721,279, respectively, when compared to the 1998 corresponding periods. This is primarily attributed to commencement of the Company's online casino in July 1999. Also contributing to the increase was rent paid during the first half of 1999 and increases in marketing and traveling expenses.

         Depreciation and amortization for the third quarter and first nine months of 1999 decreased $20,832 (35%) and $120,83 (68%), respectively, compared to the 1998 periods. The decrease was primarily due to a $100,000 partial amortization in 1998 of the Company's software licensing rights with CasinoWorld Holdings, Ltd.("CWH"). CWH's licensing fee of $2,000,000 was scheduled to be amortized over a period of 10 years beginning in 1998. However, due to the Company's subsequent cancellation of the CWH agreement in the latter half 1998, the Company elected to write-off the unamortized balance at December 31, 1998. The Company also had interest expense of $64,494 and $426,965 for the third quarter and first nine months of 1999, respectively, compared to $0 for the same 1998 periods. This interest expense resulted from payment of interest on monies advanced to the Company in the form of a convertible debenture, and the issuance of debentures and warrants at less than market value.

         The Company's net loss for the third quarter of 1999 was $448,482 or $0.01 per share, compared to $232,385, or $0.01 per share, for the 1998 period. The net loss for the first nine months of 1999 was $1,198,492, or $.04 per share, compared to $681,151 for the 1998 periods. The increases are primarily due to the recording of interest expense related to conversion of convertible debentures, and the increases in general and administrative expenses in 1999.

Six Months ended June 30, 1999 Compared to Six Months Ended June 30, 1998

         The Company did not have revenues for the six month period ended June 30, 1999 ("first half of 1999") as the Company was awaiting approval of its gaming license from the Government of Antigua. General and administrative expenses increased 11.7% from $330,807 in the first half of 1998 to $369,581 for the first half of 1999. The increase was primarily attributable to the payment of rent during the first half of 1999 for the Company's expanded use of facilities in Vancouver, BC, Canada. The remaining increase was attributed to marketing and traveling expenses incurred in preparation for the launch of the Company's online casino targeted for third quarter of 1999. Depreciation and amortization for the first half of 1999 decreased 85% to $17,958 from $117,959 for the similar period in 1998. This difference was primarily due to the Company's write-off of the unamortized balance of the CWH licensing fee in 1998.

         Other material expenses for the first half of 1999 included $362,471 in expense resulting from payment of interest on monies advanced to the Company in the form of a convertible debenture. During the first six months of 1999, the Company recorded $12,375 in interest payments against $379,458 in advances made to the Company. The Company recorded an additional $350,000 in interest expense to reflect the debt conversion/warrant component of the convertible debenture. The debenture is convertible into shares of the Company's common stock at $0.40 per share, which amounts to a $0.07 difference in the price of the stock at closing on the date of issue. The $350,000 reflects the difference in fair market value of the stock should the entire debenture be converted. There was no interest expense recorded for the similar period in 1998.

         The Company's net loss for the first half of 1999 was $750,010, or $0.02 per share, compared to $448,766, or $0.02 per share, for the first half of 1998, an increase of 67%. This increase is primarily due to the recording of interest expense related to conversion of a convertible debenture, as well as moderately increased expenses in 1999 offset by the initial recording of software license amortization in 1998. The Company did not issue any new shares of its common stock during the first half of 1999.

Fiscal Year Ended December 31, 1998 Compared To Fiscal Year Ended December 31, 1997

         The Company did not have any revenues for its fiscal year ended December 31, 1998 as it elected to terminate its software licensing arrangement with CWH and seek other suitable licensing arrangements. For the fiscal year ended December 31, 1997 ("1997"), the Company did not have any revenues from its gaming operations, but recognized $412,501 in revenue from a prior consulting research and development agreement entered into in 1996. The Company incurred a loss in 1998 of $1,400,000 on the disposal of an asset that represented the amount paid to CWH to date for its software licensing arrangement. The Company determined that CWH would not be able to deliver on its agreement and terminated the relationship in 1998. The $1,400,000 loss includes a $100,000 reserve against any future legal action that may result from its termination.

         General and administrative expense decreased 5% from $677,024 in 1997 to $645,754 in 1998. The decrease was primarily attributed to fiscal year decreases in corporate promotional expense, legal and professional fees, and other consulting fees, including those used for capital raising purposes. Depreciation and amortization decreased 87% from $285,480 in 1997 to $35,917 in 1998 due to the one-time write-off of a $250,000 licensing fee with AlphaCom
Data Security Services Inc. in 1997. In 1997, the Company incurred interest expense of $2,774, as compared to $0 in 1998.

         The Company's net loss for 1998 was $2,081,671, or $0.07 per share, as compared to $552,777, or $0.03 per share, for 1997. The 277% increase in net loss for 1998 was attributed to the aforementioned $1,400,000 asset write-off in 1998 with no recognized revenue for the fiscal year, compared to the $250,000 write-off in 1997 combined with recognized revenue of $412,501 from the Company's consulting agreement. In 1998, the Company issued 6,318,791 shares of its common stock resulting from an exercise of warrants associated with a convertible debenture, exercise of general warrants and common stock issued in settlement of debt. In 1997, the Company issued 13,995,000 shares of its common stock resulting from an exercise of warrants associated with a convertible debenture and common stock issued in settlement of debt.

Net Operating Losses

         The Company has accumulated approximately $4,500,000 of net operating loss carryforwards as of September 30, 1999, that may be offset against future taxable income through 2014 when the carryforwards expire. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforward is offset by valuation allowance of the same amount.

Liquidity and Capital Resource

         Historically, the Company's working capital needs have been satisfied primarily through the Company's private placement of securities and through other debt instruments, such as convertible debentures. The Company reasonably expects to continue to do so in the future. At September 30, 1999, the Company had working capital of $215,319 compared to working capital at December 31, 1998 of a negative $123,541. The increase is primarily attributed to the Company's minority interest in Ocean Power Corporation ("Ocean Power") accounted for at a fair market value of $424,961 at September 30, 1999. At September 30, 1999, the Company had $118,182 in cash compared to $53,324 at December 31, 1998.

         As of September 30, 1999, the Company had total assets of $806,424 and total stockholders' equity of $454,584 compared with total assets of $306,806 and total stockholders' equity of $129,941 at December 31, 1998. Assets and stockholders' equity increased in the first nine months of 1999 due to the Company's investment in Ocean Power and its acquisition of the software license agreement with SSII.

         For the first nine months of 1999, the Company realized cash from financing activities of $913,705 pursuant to a convertible debenture agreement with a third party. This compares to $624,968 in advances made in the first nine months of 1998. In 1998, the Company realized cash from financing activities amounting to $721,456 as compared to $977,816 in 1997. There was no common stock issued for cash in the first nine months of 1999, compared to $8,750 in 1998 and $209,000 in 1997.

         For the first nine months of 1999, cash used by operating activities increased to $718,847 compared to $558,888 for the first nine months of 1998. This increase is primarily attributed to a larger net loss for the 1999 period. Net cash used by operating activities for 1998 decreased to $682,062 as compared to $980,464 for 1997. The decrease is attributed to a material decrease in deferred revenue coupled with a substantial reduction in accounts payables and current liabilities for the comparable period in 1997.

         During the fiscal year 2000, the Company anticipates meeting its cash and working capital needs primarily from the proceeds of the sale of its shares through private placements or similar convertible instruments and revenues generated from operations.

Effect of Inflation

         In the opinion of management, inflation has not had a material effect on the operations of the Company.

Recent Accounting Pronouncements

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

         The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

         SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Adoption of these statements had no material effect on the Company's financial statements.

         The FASB has also issued SFAS No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Adoption of this statement did not have a material impact on the Company's financial statements.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

Item 3.           Description of Property

         The Company does not presently own any real property. A description of its facilities in included in Item 1 above.

Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management

         The following table sets forth information, to the best of the Company's knowledge, as of December 15, 1999 with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

 Name and Address                  Amount and Nature of               Percent
of Beneficial Owner                Beneficial Ownership            of Class(1)
--------------------               --------------------            -----------
William D. Baker*                         360,000(2)                   1.0%
4588 Teviot Place
North, Vancouver, BC,
Canada V7R 4M5

Alyssa J. Bampton*                      1,290,900(3)                   3.6%
441 New Lance Place
West Vancouver, BC,
Canada V7P 1W4

Barry G. Bampton                        1,165,800                      3.2%
5295 Gulf Place
West Vancouver, BC,
Canada V7W 2V9

Craig J. Bampton*                       1,327,000(4)                   3.7%
65 Fletcher Crescent
Winnepeg, Manitoba,
Canada R3T 0K9

G. Michael Cartmel*                       735,000(5)                   2.0%
302-2170 West Third Ave.
Vancouver, BC,
Canada V6K 1L1

 Name and Address                  Amount and Nature of               Percent
of Beneficial Owner                Beneficial Ownership            of Class(1)
--------------------               --------------------            -----------

Cybertech Investments Ltd.              3,000,000                      8.3%
Brian Lomgpre
East Bay Centre #b-66
Nassau, Bahamas

Kenneth F. Fitzpatrick*                   784,000(6)                   2.1%
709 Park Lane
Santa Barbara, CA.  93108

Manasia Development Ltd.                2,249,700                      6.3%
David Tang
701 United Chinese Bank Bldg.
Des Voeux Road,
Central Hong Kong

Texco Investments                       2,272,859                      6.3%
Robert Wang
No. 2, Jalan37
Taman Desa Jaya
Kepong, 52100 Kuala Lumpur
Malaysia

VanAus Investments Ltd.                   438,000                      1.2%
Barry G. Bampton
5295 Gulf Place
West Vancouver, BC,
Canada V7W 2V9

All directors and executive
officers as a group (5)                 4,335,700                     11.8%

          *       Director and/or executive officer
Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

         (1) Based upon 35,895,870 shares of Common Stock outstanding on December 15, 1999, but does not take into consideration stock options owned by certain officers, directors and/or principal shareholders entitling the holders to purchase an aggregate of 865,000 shares of common stock and which are currently exercisable. Therefore, for purposes of the table above, 36,760,870 shares of common stock are deemed to be issued and outstanding in accordance with Rule 13d-3 adopted by the
                  Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Percentage ownership is calculated separately for each person on the basis of the actual number of outstanding shares as of December 15, 1999 and assumes the exercise of stock options held by such person (but not by anyone else) and exercisable within sixty days.
         (2) Includes 360,000 shares which may be acquired by Mr. Baker pursuant to the exercise of warrants and/or stock options exercisable on a quarterly basis from 12/01/99 through 09/01/2000.

         (3)      Includes  90,000  shares which may be acquired by Ms.  Bampton pursuant to the exercise of warrants and/or stock options exercisable at various prices and expiring during the period 12/29/2001 through 06/30/2002.
         (4) Includes 130,000 shares which may be acquired by Mr. Bampton pursuant to the exercise of warrants and/or stock options exercisable at various prices and expiring during the period 12/29/2001 through 06/30/2002.
         (5) Includes 135,000 shares which may be acquired by Mr. Cartmel pursuant to the exercise of warrants and/or stock options exercisable at various prices and expiring during the period 12/29/2001 through 06/30/2002.
         (6) Includes 150,000 shares which may be acquired by Mr. Fitzpatrick pursuant to the exercise of warrants and/or stock options exercisable at various prices and expiring during the period 12/29/2001 through 06/30/2002.
         (7) Includes 865,000 shares which may be acquired by the Company's directors or executive officers pursuant to the exercise of warrants and/or stock options exercisable at various prices and expiring during the period 12/29/2001 through 06/30/2002.

Item 5.           Directors, Executive Officers, Promoters and Control
                  Persons

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:

             Name                          Age                 Position
             ----                          ---                 --------
     Kenneth F. Fitzpatrick                58       President, Chief Executive
                                                    Officer and Director
     Craig J. Bampton                      45       Vice President and Director
     G. Michael Cartmel                    61       Vice President-Public
                                                    Relations and Director
     William D. Baker                      50       Vice President and Chief
                                                    Financial Officer
     Victor W. Y. Jung                     37       Vice President-Technology
     Alyssa J. Bampton                     28       Secretary

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Idaho law, exercises all of the power and authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

         None of the officers and/or directors of the Company are currently officers or directors of any other publicly traded corporation, nor have any of the directors and/or officers, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

         The business experience of each of the persons listed above during the past five years is as follows:

         Kenneth F. Fitzpatrick. Mr. Fitzpatrick joined the Company in August 1995 as the President, Chief Executive Officer and Director. Mr. Fitzpatrick has over 30 years of experience in the investment business. For the past nine years, Mr. Fitzpatrick has owned and operated the VanSan Group of San Francisco, an investment banking and corporate financing firm doing business in the United States and Canada. Mr. Fitzpatrick holds a B.S. degree in Business from Babson College in Wellsley, Massachusetts.

         Craig J. Bampton. Mr. Bampton became the Vice President and a director of the Company following the acquisition of Tessier Resources, Ltd. ("Tessier") in 1994. Mr. Bampton has been the Vice President of Tessier and President of its wholly owned subsidiary, Pulverizer Systems, Inc., since 1991. He served as President and a director of PTC Group, Inc. a publicly traded corporation now known as Ocean Power Corporation, from 1996 to 1999. Prior to joining Tessier, Mr. Bampton was employed from 1973 to 1991 by Burlington Northern Railways Manitoba Ltd., where he was an agent /office manager for the Manitoba, Canada region. Mr. Bampton attended Red River Community College. Mr. Bampton is the uncle of the Company's Secretary, Alyssa Bampton.

         G. Michael Cartmel. Mr. Cartmel became the Vice President of public relations and a director of the Company in April 1994. He was also a director of PTC Group, Inc., from 1996 to 1999. Mr. Cartmel has been self-employed for several years as a consultant to the investment community providing investor and public relations services to publicly held companies. From 1991 to the present, Mr. Cartmel has been a principal of BMB Holdings, Ltd., a provider of investor relations and consulting services. Mr. Cartmel holds a B.A. degree in economics and psychology from the University of British Columbia.

         William D. Baker, C.A. Mr. Baker joined the Company as a consultant in August 1999 and subsequently became Vice President and Chief Financial officer on September 1, 1999. Mr. Baker has experience in finance and operations with early stage, high growth technology companies who serve international markets. He has been C.F.O./C.O.O. for a number of startups including Cardlink Worldwide, Inc. a private data networking company with operations in Brazil, PopMedia Ltd. a specialty media company in North America, and Bynamics Inc., a telecommunications manufacturer with international operations. His experience includes two years as Vice President for Bytec Management Corporation., a high technology venture capital firm and several years as Principal Consultant for

Willabeth Capital Corp., a firm which specializes in business planning and early stage financing of high growth technology companies. Mr. Baker is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia and is a Commerce graduate from McGill University.

         Victor W.Y. Jung. Mr. Jung joined the Company as a full-time consultant in October 1996 providing technology management and guidance as Vice President of Technology. Mr. Jung became a full time employee in October 1999. Mr. Jung brings ten (10) years of commercial software development experience to the
Company. Mr. Jung was the founder of the engineering group at EyeTel Communications Inc. that developed the award-winning DeskTop Communicator video conferencing product. Prior to this, Mr. Jung was the software manager for MTI, which produces computerized vehicle diagnosis system for new vehicles such as GM, Chrysler and Ford. Mr. Jung obtained his Bachelor's Degree in Computing.

         Alyssa J. Bampton. Ms. Bampton has worked with the Company on a part-time basis since April 1994 performing various administrative duties. From 1991 to 1993, she worked as an administrator at Eyetel Technologies, Inc. handling a variety of duties such as customer service, public relations, advertising and product promotion for the video teleconferencing technology being developed and sold for that company. Ms. Bampton attended Capilano College for two years. Ms. Bampton is the niece of the Company's Vice President, Craig
J. Bampton.

         Other Key Persons

         Arthur Rosenberg. Mr. Rosenberg joined the Company in February 1996 as its Chief Operating Officer and Chief Financial Officer. Pursuant to a consolidation of the Company's operations in Vancouver, BC, Mr. Rosenberg resigned on September 30, 1999 and has agreed to provide consulting and advisory services to the Company on a mutually agreeable basis. Mr. Rosenberg has been a high-profile individual in the online gaming industry and has served on the board of directors of the Interactive Gaming Council, the trade association for the industry. Mr. Rosenberg has also been invited to provide testimony on behalf of the industry at United States government hearings, such as the National Gambling Impact Study Commission. Since 1992, Mr. Rosenberg has been an independent corporate consultant offering his clients advice on financial, strategic, investment and operational matters. From 1992 to 1996, Mr. Rosenberg was the Chief Operating Officer and Chief Financial Officer of LottoFone Incorporated, a company located in Alexandria, Virginia seeking to provide telephone based wagering capabilities to state and international lotteries. Mr. Rosenberg is a graduate of Northeastern University with a B.A. degree in chemistry and also earned a M.B.A. in management from Boston College.

Item 6.           Executive Compensation

         The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. As of September 30, 1999, no employee of the Company has earned in excess of $100,000 per annum.

         The following table sets forth all cash compensation paid by the Company for services rendered to the Company for the fiscal years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999, to the Company's Chief Executive Officer and former Chief Operating Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for the period depicted.


                              Summary Compensation Table
                                                                            Other            All
                                                                            Annual          Other
Name and                                                                    Compen-        Compen-
Principal Position            Year            Salary          Bonus         sation         sation
------------------            ----            ------          -----         ------         ------
Kenneth Fitzpatrick,          1999*          $  -0-          $  -0-         $ -0-           $ -0-
President, C.E.O.             1998              -0-             -0-           -0-             -0-
                              1997              -0-             -0-           -0-             -0-
Arthur Rosenberg,(1)          1999*           54,000            -0-          2,700          27,250
C.O.O. and C.F.O              1998            72,000            -0-          4,059            -0-
                              1997            78,000            -0-          5,437            -0-



         * For the first nine months of fiscal 1999 ended September 30, 1999.
         (1) On October 1, 1999, the board of directors granted a severance payment to Mr. Rosenberg of $25,000 payable in 4 installments beginning in November 1999 and ending February 2000. The payments are contingent on sufficient capital resources being available to the Company so as not to impact the Company's ongoing operations.

         The preceding table does not include any amounts for noncash compensation, including personal benefits, paid to the Company's C.E.O. or C.O.O. The Company believes that the value of such noncash benefits and compensation paid to Messrs. Fitzpatrick and Rosenberg during the periods presented did not exceed the lesser of $50,000 or 10% 0f the cash compensation reported for them.

         The following table includes those stock purchase warrants (options) issued by the Company to its C.E.O., C.F.O., C.O.O. and directors during the last fiscal year. For purposes of calculating the percent of the total options granted to employees, the aggregate number issued to all officers, directors and employees is used.
                      Option/SAR Grants in Last Fiscal Year

                      Number of      Percent of total
                      securities     options/SARs
                      underlying     granted to
Name and              options/SARs   employees in        Exercise or base      Expiration
Principal Position    granted(#)     fiscal year         price ($/Sh.)         date
------------------    ----------     -----------         -------------         ----------
Kenneth Fitzpatrick,      50,000         2.8%                $  .44            01-27-02
  President, C.E.O.       75,000         4.2%                $  .47            06-30-02
Arthur Rosenberg,        150,000         8.4%                $  .47            06-30-02
  C.O.O.
William Baker,           360,000        20.2%                $  .28              (1)
 C.F.O.


         (1) Pursuant to an employment letter dated August 31, 1999 and board of director's resolution, Mr. Baker was granted 360,000 four-year term warrants exerciseable on an installment basis (45,000 warrants per quarter beginning on 12/01/99 and ending on 09/01/2001) contingent on his continued employment with the Company.

Employment Agreements

         As of the date thereof, the Company has not entered into any employment contracts with any of its employees, officers or directors, nor has the Company had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. Mr. William Baker's (C.F.O.) employment offer letter from the Company specifies a thirty day notice of termination and provides for the exercise of warrants (see table above) on an earned basis. Mr. Rosenberg (C.O.O.) was granted a severance payment of $25,000 to be paid in installments commencing in November 1999 and ending in February 2000, contingent on adequate resources being available to the Company.

Item 7.           Certain Relationships and Related Transactions

         There have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family, except as set forth below.

         In 1999, the Company granted 1,780,000 warrants to certain officers and directors and consultants of the Company. See Note 12 to Financial Statements. The warrants were issued with conversion prices ranging from $0.28 to $.61 which represented the fair market value of the stock at the time of grant, and for periods ranging from two to three years. The warrants were issued in consideration for services rendered, or expected to be rendered, to the Company. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

Item 8.           Description of Securities

Common Stock

         The Company is authorized to issue 100,000,000 shares of Common Stock, no par value, of which 35,895,870 shares are issued and outstanding as of December 15, 1999. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non- assessable.

                                     PART II

Item 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common stock is traded on the OTC Bulletin Board under the symbol "VTEH". The following table sets forth, for the periods indicated the range of quarterly high and low sales prices of the Company's common stock as obtained from the NASD for the past two years and through the date set forth for the current year. Price quotations reflect inter-dealer prices, without retail market mark- up, mark-down or commission and may not represent actual transactions.
                                              High               Low
                                              ----               ---
                  1997
                          First Quarter      $13.75           $ 1.50
                          Second Quarter     $ 3.00           $  .55
                          Third Quarter      $  .80           $  .55
                          Fourth Quarter     $  .30           $  .19
                  1998
                          First Quarter      $  .50           $  .22
                          Second Quarter     $ 1.42           $  .42
                          Third Quarter      $ 1.00           $  .50
                          Fourth Quarter     $  .78           $  .14
                  1999
                          First Quarter      $  .91           $  .34
                          Second Quarter     $  .98           $  .47
                          Third Quarter      $  .50           $  .23
                          Fourth Quarter     $  .30           $  .17
                  2000
                          First Quarter(1)   $  .44           $  .16
                          -------------------------
                  (1)     Through January 26, 2000

         The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker- dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker- dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

         As of December 15, 1999, there were approximately 195 holders of record of the Company's Common Stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees.

         As of December 15, 1999 the Company has issued and outstanding 35,895,870 shares of common stock. Of this total, 5,900,816 shares were deemed "restricted securities" as defined by the Act and certificates representing such shares bear an appropriate restrictive legend.

         Of the Company's total outstanding shares, approximately 29,995,054 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. None of these shares have been identified as being held by affiliates.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Dividend Policy

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

Item 2.           Legal Proceedings

         There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened. In 1998, the Company took a reserve of $100,000 on its books against any possible litigation arising out of the termination of its licensing agreement with Casino World Holdings (CWH). Based on a legal opinion, the Company reasonably believes that it would be successful in any litigation brought by CWH and that any claims that may be brought by CWH are without merit. The Company may elect to litigate against CWH in the future to recover its prior investment, but has no immediate plans to do so.

Item 3.           Changes in and Disagreements With Accountants

         There have been no changes in or disagreements with accountants.

Item 4.           Recent Sales of Unregistered Securities

         In September 1999, the Company authorized a convertible debenture for up to $1.0 million to account for funds advanced to the Company by third parties during the calendar year. This debenture superceded a previous debenture initiated by the Company in January of 1999 and $379,458 of previously advanced funds 'rolled-over" into the superceding debenture. The terms of the resulting debenture included a 10% per annum interest rate, provides for a two-year conversion period in which the debenture holder may convert advanced funds into authorized but unissued shares of the Company's Common Stock at a conversion price of twenty cents ($0.20) per share. Each such converted share includes the right to purchase an additional share of authorized but unissued Common Stock at the twenty cents ($0.20) conversion price for a five-year period from date of original conversion. The Company issued a total of 4,282,025 shares (at $0.20 per share) in September 1999 to two persons upon the conversion of debt totaling $856,405

         In August 1999, the Company granted 360,000 warrants to a certain officer of the Company with a conversion price of twenty- eight ($0.28) per share as an employment inducement. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period provided that the individual continues his employment with the Company.

         In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 were exercisable at forty-seven cents ($0.47) per share and 50,000 are exercisable at sixty-one cents ($0.61 per share). All warrants expire June 30, 2002.

         In January 1999, the Company granted 825,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the company and/or for the expectation of future contributions to the Company. The warrants were issued to 11 individuals. All warrants are exercisable at a price of forty-four cents ($0.44) per share and expire January 27, 2002.

         In April 1998, the Company authorized a stock conversion agreement for up to $500,000 to account for funds advanced to the Company by third parties. The agreement provided for a one-year conversion period in which the holder may convert advanced funds into authorized but unissued shares of the Company's common sock at a conversion price of forty-five cents ($0.45) per share. Each such converted share included the right to purchase an additional share of authorized but unissued Common Stock at the forty-five cents ($0.45) conversion price for a five-year period from date of original conversion. Prior to expiration, three persons converted $712,706 of advanced funds into 1,583,791 shares of authorized but unissued Common Stock at $0.45 per share.

         In May and August of 1998, the Company issued an aggregate of 35,000 shares of Common Stock to one person upon the partial exercise of warrants at the cash exercise price of $0.25 per share. Also during 1998, the Company issued an aggregate of 4,700,000 shares of Common Stock to a total of four persons upon the exercise of certain warrants at the exercise price of $0.03 per share, that were a part of the March 1994 Convertible Debenture.

         In December 1997, the Company granted 830,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the Company. The warrants were issued to 25 individuals. 710,000 warrants are exercisable at a price of twenty-five cents ($0.25) per share and 120,000 warrants are exercisable at $0.50 per share.

All warrants expire December 29, 2001. To date 35,000 warrants have been converted into common shares.

         In December 1997, the Company authorized a private placement in the form of a stock conversion agreement to account for funds advanced to the Company to cover its operating requirements. The conversion agreement provided for the conversion of up to 3,500,000 shares in the aggregate at a strike price of twenty-two cents ($0.22 per share), which represented the closing price of the Company's stock on the date of execution. As of December 31, 1997, the Company issued 3,495,000 shares of Common Stock to three persons upon the conversion of debt at the conversion price of $0.22 per share.

         Also during 1997, the Company issued an aggregate of 10,500,000 shares of Common Stock to a total of ten persons. These shares were issued upon the conversion of a portion of the March 1994 Convertible Debenture (3,533,333 shares), exercise of certain "A" Warrants (5,833,333 shares) and "B" Warrants (1,133,334 shares) that were a part of that Debenture, all at the price of $0.03 per share.

         In 1996, the Company issued 1,408,126 shares of its authorized but unissued common sock to third parties in settlement of debt at one dollar and seventy cents ($1.70) per share pursuant to a private placement agreement entered into in June of 1995. The private placement provided for conversion of debt at one dollar and seventy cents ($1.70) per unit for up to 1,000,000 units. Each unit consisted of one share of common sock and one warrant entitling the holder to acquire one additional share of Common Stock at the exercise price of $1.70.

         None of the above issuances of securities was registered under the Securities Act of 1933, as amended (the "Act"). The Company believes that these were private, isolated transactions with persons familiar with the operations of the Company and were therefore exempt under Section 4(2) of the Act. Further, conversions of debentures and/or warrants into shares of the Company's common stock were made in reliance upon Section 3(a)(9) of the Act.

Item 5.           Indemnification of Directors and Officers

         As permitted by the provisions of the Idaho General Business Corporation Law (the "Idaho Code"), the Company has the power to indemnify any officer or director who, in their capacity as such, is made a party to any suit or proceeding, whether criminal, administrative or investigative, if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, the person had no reasonable cause to believe their conduct was unlawful. An officer or director shall be indemnified against expenses to the extent they have been successful on the merits or otherwise in defense of any action, suit or proceeding. Indemnification or advance expenses to an officer or director is available only to the extent as permitted under Sections 30-1-850 through 30-1-859 of the Idaho Code. Further, the Idaho Code permits a corporation to purchase and maintain liability insurance on behalf of its officers and directors. Presently, the Company does not carry such insurance.

Transfer Agent

         The Company has designated Interstate Transfer Company, 874 East 5900 South, Suite 101, Salt Lake City, Utah 84107, as its transfer agent.

                                    PART F/S

         The Company's financial statements for the fiscal years ended December 31, 1998 and 1997, and the period ended June 30, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Part F/S of this Form 10-SB. Unaudited financial statements for the period ended September 30, 1999 have been prepared by the Company.

                                VENTURETECH, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                       June 30, 1999 and December 31, 1998

                                    CONTENTS


Independent Auditors' Report......................................... F-3

Consolidated Balance Sheets.......................................... F-4

Consolidated Statements of Operations................................ F-6

Consolidated Statements of Stockholders' Equity (Deficit)............ F-7

Consolidated Statements of Cash Flows................................F-13

Notes to the Consolidated Financial Statements.......................F-15

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors
VentureTech, Inc.
(A Development Stage Company)
Vancouver, British Columbia


We have audited the accompanying consolidated balance sheets of VentureTech, Inc. (a development stage company) as of June 30, 1999 and December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997 and from inception on January 1, 1986 through June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of VentureTech, Inc. (a development stage company) as of June 30, 1999 and December 31, 1998 and the consolidated results of their operations and their cash flows for the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997 and from inception on January 1, 1986 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date and current liabilities in excess of current assets, which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/Jones, Jensen & Company
--------------------------
Jones, Jensen & Company
Salt Lake City, Utah
October 27, 1999

                                VENTURETECH, INC.
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                       June 30,            December 31,
                                        1999                   1998
                                   -----------------     -----------------

CURRENT ASSETS

   Cash and cash equivalents       $          70,706     $          53,324
                                   -----------------     -----------------

     Total Current Assets                     70,706                53,324
                                   -----------------     -----------------

PROPERTY AND EQUIPMENT (Note 2)               77,412                95,370
                                   -----------------     -----------------

OTHER ASSETS

   Investment (Note 8)                       158,112               158,112
   License fees (Note 9)                     100,000                -
                                   -----------------     -----------------

     Total Other Assets                      258,112               158,112
                                   -----------------     -----------------

     TOTAL ASSETS                  $         406,230     $         306,806
                                   =================     =================

        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                             June 30,             December 31,
                                                                              1999                   1998
                                                                         -----------------     -----------------
CURRENT LIABILITIES

   Accounts payable                                                      $         109,466     $          76,865
   Related party payables (Note 3)                                                 379,458                -
   Interest payable (Note 3)                                                        12,375                -
   Reserve for legal fees (Note 9)                                                 100,000               100,000
   License fee payable (Note 9)                                                     75,000                -
                                                                         -----------------     -----------------

     Total Current Liabilities                                                     676,299               176,865
                                                                         -----------------     -----------------

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock; 100,000,000 shares authorized
    of $0.001 par value, 31,613,845 shares issued and
    outstanding                                                                     31,615                31,615
   Additional paid-in capital                                                    6,083,012             5,733,012
   Deficit accumulated during the development stage                             (6,384,696)           (5,634,686)
                                                                         -----------------     -----------------

     Total Stockholders' Equity (Deficit)                                         (270,069)              129,941
                                                                         -----------------     -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                                   $         406,230     $         306,806
                                                                         =================     =================






        The accompanying notes are an integral part of these consolidated financial statements.

                                                 VENTURETECH, INC.
                                           (A Development Stage Company)
                                       Consolidated Statements of Operations

                                                                                                           From
                                                  For the                                               Inception on
                                                  Six Months                                             January 1,
                                                   Ended                 For the Years Ended            1986 Through
                                                  June 30,                 December 31,                  June 30,
                                                                 ---------------------------------
                                                   1999              1998              1997               1999
                                                ---------------  ----------------  ---------------   ----------------

REVENUE                                         $        -       $         -       $       412,501   $        555,646
                                                ---------------  ----------------  ---------------   ----------------

EXPENSES

  Research and development                               -                 -                -                  50,215
  General and administrative                            369,581           645,754          677,024          4,564,139
  Depreciation and amortization                          17,958            35,917          285,480            382,918
                                                ---------------  ----------------  ---------------   ----------------

     Total Expenses                                     387,539           681,671          962,504          4,997,272
                                                ---------------  ----------------  ---------------   ----------------

     (LOSS)FROM OPERATIONS                             (387,539)         (681,671)        (550,003)        (4,441,626)
                                                ---------------  ----------------  ---------------   ----------------

OTHER (EXPENSE)

   Net loss on disposal of asset                         -             (1,400,000)          -              (1,400,000)
   Interest expense                                    (362,471)           -                (2,774)          (405,855)
                                                ---------------  ----------------  ---------------   ----------------

     Total Other (Expense)                             (362,471)       (1,400,000)          (2,774)        (1,805,855)
                                                ---------------  ----------------  ---------------   ----------------

LOSS BEFORE LOSS FROM
 DISCONTINUED OPERATIONS
 AND PROVISION FOR INCOME TAX                          (750,010)       (2,081,671)        (552,777)        (6,247,481)
                                                ---------------  ----------------  ---------------   ----------------

LOSS FROM DISCONTINUED
 OPERATIONS                                              -                 -                -                (137,215)

PROVISION FOR INCOME TAX                                 -                 -                -                  -
                                                ---------------  ----------------  ---------------   ----------------

NET LOSS                                        $      (750,010) $     (2,081,671) $      (552,777)  $     (6,384,696)
                                                ===============  ================  ===============   ================

BASIC LOSS PER SHARE                            $         (0.02) $          (0.07) $         (0.03)
                                                ===============  ================  ===============

WEIGHTED AVERAGE  NUMBER OF
 SHARES OUTSTANDING                                  31,613,845        29,230,096       22,089,095
                                                ===============  ================  ===============


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                                                                    Additional       During the
                                                                      Common Stock                   Paid-in         Development
                                                              Shares              Amount             Capital            Stage
                                                              ------              ------             -------            -----
Balance, January 1, 1986 (inception)                          278,692   $            279   $           (279)  $          -

Assessment of existing
 shareholders to increase
 paid-in capital                                                -                  -                  8,722              -

Net loss for the year ended
 December 31, 1987                                              -                  -                  -                  (8,722)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1987                                    278,692                279              8,443             (8,722)

Stock issued to an  individual  who
 became an officer and  director for
 services performed  to  acquire  rights
 to  Harvard  Medical  Project  on July 13,
 1988 recorded at predecessor cost of $0.00
 per share                                                  1,188,889              1,189             (1,189)            -

Stock issued to Spartan
 Medical Corporation to
 acquire rights to the Harvard
 Medical Project on
 November 1, 1988 recorded at
 predecessor cost of $0.00 per
 share                                                        200,000                200               (200)            -

Net loss for the year ended
 December 31, 1988                                             -                  -                  -                  (5,644)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1988                                  1,667,581   $          1,668   $          7,054   $        (14,366)
                                                     ----------------   ----------------   ----------------   ----------------



        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                                                                    Additional       During the
                                                                      Common Stock                   Paid-in         Development
                                                              Shares              Amount             Capital            Stage
                                                              ------              ------             -------            -----
Balance forward                                             1,667,581   $          1,668   $          7,054   $        (14,366)

Stock issued for services
 at an average price of
 $0.21 per share                                               61,667                 62             12,638             -

Stock issued for cash in
 private placements at an
 average price of $2.48                                        98,005                 98            242,502             -

Stock offering costs offset
 against paid-in capital                                        -                 -                 (93,687)            -

Net loss for the year ended
 December 31, 1989                                             -                  -                  -                (134,399)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1989                                  1,827,253              1,828            168,507           (148,765)

Stock issued for services
 valued at $0.06 per share                                     19,301                 19              1,140             -

Stock issued to an individual
 for services valued at
 $12.00 per share                                               1,667                  1             19,999             -

Stock issued to individuals
 for $3.92 per share                                           11,933                 12             46,788             -

Net loss for the year ended
 December 31, 1990                                             -                  -                  -                (174,522)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1990                                  1,860,154   $          1,860   $        236,434   $       (323,287)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                                                                    Additional       During the
                                                                      Common Stock                   Paid-in         Development
                                                              Shares              Amount             Capital            Stage
                                                              ------              ------             -------            -----
Balance forward                                             1,860,154   $          1,860   $        236,434   $       (323,287)

Stock issued to Ballater, Ltd. in
 exchange for services recorded
 at predecessor cost of $0.00 per
 share                                                        100,000                100               (100)            -

Net loss for the year ended
 December 31, 1991                                             -                  -                  -                  (2,457)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1991                                  1,960,154              1,960            236,334           (325,744)

Debt converted into additional
 paid-in capital by
 Park Avenue, Inc.                                             -                  -                  45,750             -

Debt converted into additional
 paid-in capital by
 stockholder                                                   -                  -                  12,400             -

Net loss for the year ended
 December 31, 1992                                             -                  -                  -                  (1,981)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1992                                  1,960,154              1,960            294,484           (327,725)

Common stock issued in settlement
 of debt at $0.012 per share                                1,500,000              1,500             16,252             -

Net loss for the year ended
 December 31, 1993                                             -                  -                  -                 (15,200)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1993                                  3,460,154              3,460            310,736           (342,925)

Common stock issued for cash
 at $0.50 per share                                           340,000                340            169,660             -

Stock issuance costs                                           -                  -                 (67,500)            -

Net loss for the year ended
 December 31, 1994                                             -                  -                  -                 (29,190)
                                                     ----------------   ----------------   ----------------   ----------------

Balance, December 31, 1994                                  3,800,154   $          3,800   $        412,896   $       (372,115)
                                                     ----------------   ----------------   ----------------   ----------------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                     Deficit
                                                                                                                     Accumulated
                                                                              Additional           Stock             During the
                                                    Common Stock               Paid-in          Subscription         Development
                                           Shares             Amount          Capital             Receivable           Stage
                                        -------------     -------------    ---------------     ---------------     -------------
Balance forward                             3,800,154     $       3,800    $       412,896     $        -          $    (372,115)

Common stock issued to
 acquire Tessier Resources Ltd.             3,200,000             3,200            (80,856)             -                 -

Debt converted into additional
 paid-in capital                               -                 -                  10,417              -                 -

Common stock issued in
 settlement of debt at $1.70
 per share                                    591,774               592          1,005,425              -                 -

Net loss for the year ended
 December 31, 1995                             -                 -                  -                   -             (1,037,235)
                                        -------------     -------------    ---------------     ---------------     -------------

Balance, December 31, 1995                  7,591,928             7,592          1,347,882              -             (1,409,350)

Common stock issued in
 settlement of debt at $1.70
 per share                                  1,408,126             1,408          2,392,473              -                 -

Common stock issued as a
 partial conversion of the
 convertible debenture at
 $0.03 per share                            2,300,000             2,300             66,700              -                 -

Common stock issued for
 cash at $10.00 per share                   6,000,000             6,000         59,994,000         (60,000,000)           -

Net loss for the year ended
 December 31, 1996                             -                 -                  -                   -             (1,590,888)
                                        -------------     -------------    ---------------     ---------------     -------------

Balance, December 31, 1996                 17,300,054     $      17,300    $    63,801,055     $   (60,000,000)    $  (3,000,238)
                                        -------------     -------------    ---------------     ---------------     -------------

        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit)(Continued)

                                                                                                                      Deficit
                                                                                                                      Accumulated
                                                                              Additional           Stock              During the
                                                    Common Stock               Paid-in           Subscription         Development
                                           Shares             Amount           Capital             Receivable           Stage
                                        -------------      -------------    ---------------     ---------------     -------------
Balance, December 31, 1996                  17,300,054   $        17,300   $     63,801,055   $    (60,000,000)   $   (3,000,238)

Common stock issued as a
 conversion of the convertible
 debenture at $0.03 per share                3,533,333             3,533            102,467             -                 -

Common stock issued as a full
 exercise of the "A" warrants
 associated with the convertible
 debenture at $0.03 per share                5,833,333             5,834            169,166             -                 -

Common stock issued as a partial
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03 per share                1,133,334             1,133             32,867             -                 -

Cancellation of stock
 subscription receivable                    (6,000,000)           (6,000)       (59,994,000)        60,000,000            -

Common stock issued in
 settlement of debt
 at $0.22 per share                          3,495,000             3,495            765,321             -                 -

Net loss for the year ended
 December 31, 1997                              -                 -                  -                  -               (552,777)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $         -         $   (3,553,015)
                                      ----------------   ---------------   ----------------   ----------------    --------------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                     Deficit
                                                                                                                     Accumulated
                                                                              Additional           Stock             During the
                                                    Common Stock               Paid-in          Subscription         Development
                                           Shares             Amount          Capital             Receivable           Stage
                                        -------------     -------------    ---------------     ---------------     -------------
Balance, December 31, 1997                  25,295,054   $        25,295   $      4,876,876   $         -         $   (3,553,015)

Common stock issued as a complete
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03 per share                4,700,000             4,700            136,300             -                 -

Common stock issued as a
 partial exercise of warrants
 for cash at $0.25 per share                    35,000                35              8,715             -                 -

Common stock issued in
 settlement of debt at $0.45
 per share                                   1,583,791             1,585            711,121             -                 -

Net loss for the year ended
 December 31, 1998                              -                 -                  -                  -             (2,081,671)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, December 31, 1998                  31,613,845            31,615          5,733,012             -             (5,634,686)

Issuance of debenture and
 warrants at less than market
 value                                          -                 -                 350,000             -                 -

Net loss for the six months
 ended June 30, 1999                            -                 -                  -                  -               (750,010)
                                      ----------------   ---------------   ----------------   ----------------    --------------

Balance, June 30, 1999                      31,613,845   $        31,615   $      6,083,012   $         -         $   (6,384,696)
                                      ================   ===============   ================   ================    ==============


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                                                            From
                                                    For the                                               Inception on
                                                    Six Months                                            January 1,
                                                    Ended              For the Years Ended                1986 Through
                                                    June 30,               December 31,                   June 30,
                                                     1999              1998              1997               1999
                                                ---------------  ----------------  ---------------   ----------------
CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net (loss)                                   $      (750,010) $     (2,081,671) $      (552,777)  $     (6,384,696)
   Adjustments to reconcile net (loss)
    to net cash used by operating activities:
     Common stock issued for services                    -                 -                -                  34,259
     Debentures and warrants issued at
       less that market value                           350,000            -                 -                350,000
     Depreciation and amortization                       17,958            35,917          285,480            408,702
     Loss on sale of investments                         -                 -                -                  20,390
     Net loss on disposition of asset                    -              1,400,000           -               1,400,000
   Changes in assets and liabilities:
     (Increase) decrease in accounts
      receivables and related receivables                -                 -                -                  (6,025)
     Increase (decrease) deferred revenue                -                 -              (412,500)            -
     Increase (decrease) in accounts
      payable and other current liabilities              44,976           (36,308)        (300,667)            16,616
                                                ---------------  ----------------  ---------------   ----------------

       Net Cash Used by Operating
        Activities                                     (337,076)         (682,062)        (980,464)        (4,160,754)
                                                ---------------  ----------------  ---------------   ----------------

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Purchase of investments                               -                 -                -                (378,313)
   Sale of investments                                   -                 -                -                   7,110
   Purchase of fixed assets                              -                 -                -                (249,151)
   Disposal of fixed assets                              -                 -                -                   3,223
   Purchase of license fees                             (25,000 )          -                -              (1,575,000)
                                                ---------------  ----------------  ---------------   ----------------

       Net Cash Used by Investing
        Activities                                      (25,000)           -                -              (2,192,131)
                                                ---------------  ----------------  ---------------   ----------------

CASH FLOWS FROM FINANCING
 ACTIVITIES

   Issuance of convertible debenture                     -                 -                -                 175,000
   Conversion of debt to equity                          -                 -                -                  75,902
   Proceeds from notes payable                          379,458           712,706          768,816          5,648,004
   Common stock issued for cash                          -                  8,750          209,000            515,963
   Shareholder assessment                                -                 -                -                   8,722
                                                ---------------  ----------------  ---------------   ----------------

       Net Cash Provided by Financing
        Activities                              $       379,458  $        721,456  $       977,816   $      6,423,591
                                                ---------------  ----------------  ---------------   ----------------

        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)


                                                                                                            From
                                                    For the                                               Inception on
                                                    Six Months                                            January 1,
                                                    Ended              For the Years Ended                1986 Through
                                                    June 30,               December 31,                   June 30,
                                                     1999              1998              1997               1999
                                                ---------------  ----------------  ---------------   ----------------
NET INCREASE (DECREASE)
 IN CASH                                        $        17,382  $         39,394  $        (2,648)  $         70,706

CASH AT BEGINNING OF PERIOD                              53,324            13,930           16,578             -
                                                ---------------  ----------------  ---------------   -----------

CASH AT END OF PERIOD                           $        70,706  $         53,324  $        13,930   $         70,706
                                                ===============  ================  ===============   ================


SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                      $        -       $         -       $        -        $         -
  Income taxes                                  $        -       $         -       $        -        $         -

NON CASH FINANCING ACTIVITIES:

  Conversion of debt into additional
    paid-in capital                             $        -       $         -       $        -        $         75,902
  Common stock issued in settlement
    of debt                                     $        -       $        712,705  $       768,816   $      4,899,171
  Conversion of debenture and warrants
    to common stock                             $        -       $        141,000  $       106,000   $        525,526
  Debenture and warrants issued at less
    than market value                           $       350,000  $         -       $        -        $        350,000



        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of VentureTech, Inc. and its wholly-owned subsidiaries.

              VentureTech, Inc. (VTI) was incorporated on July 19, 1948 under the laws of the State of Idaho. VTI has had limited activity since the mid 1950's and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. The Company intends to establish a series of multi-cultural/multi-ethnic virtual casinos over the Internet from authorized locations around the world.

              The Subsidiaries:

              Cybernet Currency Clearing, Inc. (CCCI) was incorporated on August 23, 1995 under the laws of the State of Nevada as a foreign corporation to provide encoding protection for secure Internet transactions. CCCI is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos, Inc (E-Casinos) was incorporated on April 18, 1996 in accordance with the Associates Law of the Republic of the Marshall Islands as a foreign corporation to own and operate full service gaming casinos on the internationally accessible Internet. E- Casinos is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos International, Ltd. (E-Casinos Ltd.) was incorporated in St. John's Antigua, West Indies to own and operate full service gaming casinos on the internationally accessible Internet. E-Casinos Ltd. owns the gaming license issued by the government of Antigua.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the operating loss.


        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              c. Provision for Taxes

              At June 30, 1999, the Company has net operating loss carryforwards of approximately $4,100,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The June 30, 1999 and December 31, 1998 and 1997 financial statements are consolidated with CCCI, E-Casinos and E-Casinos, Ltd. All significant intercompany accounts and transactions have been eliminated.

              f.  Property and Equipment

              Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Depreciation expense for continuing operations for the six months ended June 30, 1999 and for the years ended
              December  31,  1998 and  1997 was  $17,958,  $35,917  and  $35,480
              respectively.

              Property and equipment consists of the following:

                                                       June 30,                 December 31,
                                                        1999                       1998
                                                    -------------------     -----------------

                   Office equipment                 $           161,339     $         161,339
                   Leasehold improvements                        36,491                36,491
                   Accumulated depreciation                    (120,418  )           (102,460)
                                                    -------------------     -----------------


                   Net Property and Equipment       $            77,412     $          95,370
                                                    ===================     =================




        The accompanying notes are an integral part of these consolidated financial statements.

                                                 VENTURETECH, INC.
                                           (A Development Stage Company)
                                  Notes to the Consolidated Financial Statements
                                        June 30, 1999 and December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              h.  Change in Accounting Principles (Continued)

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The implementation of SFAS No. 130 and 131 did not have a material impact on the Company.

              In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement did not have material impact on the Company's financial statements.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              When normal operations begin, the Company will recognize as revenue the net winnings from gaming activities, which is the difference between gaming wins and losses.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              During the six months ended June 30, 1999, a related party made advances to the Company totaling $379,458. Through June 30, 1999, interest in the amount of $12,375 was accrued on the amounts advanced. The amounts advanced with accrued interest are expected to be converted to common stock at $0.20 per share in a subsequent period.

              In 1998, a related party converted $712,706 of debt into 1,583,79 shares of common stock at $0.45 per share (Note 11).

              In 1998, a related party converted $141,000 of the "B" warrants into 4,700,000 shares of common stock.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              In 1997, a related party converted $106,000 of the convertible debenture, and exercised $175,000 of "A" warrants and $34,000 of "B" warrants into 10,500,000 shares of common stock (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in consideration for cash received from a related party. At the date of issuance, $909,816 was owed and $768,816 was converted to common stock. At December 31, 1997, an additional note payable of $141,000 was still owed by the Company. This note was non-interest bearing and was due upon demand.

              On December 31, 1996, the Company issued 159,818 shares of its common stock in consideration of money owed to a related party. At the date of issuance $271,691 was owed and converted to common stock. At December 31, 1996, an additional note payable of $387,125 was still owed by the Company. This note payable was non interest bearing and was due upon demand. (Note 11).

              On September 30, 1996, the Company issued 210,050 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $357,085 was owed and converted into common stock.

              On July 26, 1996, the Company issued 80,000 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $136,000 was owed and converted into common stock.

              On June 30, 1996, the Company issued 419,086 shares of its common stock in consideration of money owed to a related party. At the date of the issuance $712,445 was owed and converted to common stock.

              In April, 1996, the Company issued 2,300,000 shares of its common stock as a partial conversion of the convertible debenture. The shares were issued at $0.03 per share (Note 4).

              On March 31, 1996, the Company issued 539,172 shares of its common stock in consideration of money owed to a related party. At the date of issuance $916,660 was owed and converted to common stock (Note 11).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in consideration of money owed to a related party. At the date of issuance $358,510 was owed and converted to common stock (Note 11).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in consideration of money owed to a related party. At the date of issuance $647,507 was owed and converted to common stock (Note 11).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              The Company has granted 720,000 warrants to officers and directors of the Company (Note 11). The warrants were issued at prices ranging from $0.25 to $5.75 which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years.

              On May 14, 1994, officers and directors of the Company were issued stock options to purchase 120,000 shares of the Company's common stock at $2.50 per share. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

              On November 1, 1993, the Company issued 1,500,000 shares of its common stock in consideration of $17,752 owed to a related party.

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY

              In March of 1994, the Company issued a $175,000 fixed and floating convertible debenture. The debenture bears interest at 10% per annum. The debenture is convertible into common stock at a rate of $0.03 per share. The debenture carries "A" and "B" warrants to purchase additional shares of the Company's common stock. The terms of the warrants are also $0.03 per share. In April 1996, the Company issued 2,300,000 shares of common stock to convert $69,000 of the debenture. At December 31, 1996, the balance payable on the debenture was $106,000. In 1997, the Company issued 10,500,000 shares of common stock to convert the balance payable on the debenture of $106,000 as well the exercise of all of the "A" warrants for $175,000 and 1,133,334 of the "B" warrants for $34,000 that accompanied the debentures. In 1998, the Company has issued 4,700,000 shares of common stock to exercise $141,000 of "B" warrants. No compensation expense was recorded on the issuance of the warrants because the exercise price exceeded the trading price at the time of issuance. At June 30, 1999 and December 31, 1998, the balance payable on the debenture was $0.00.

NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through June 30, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 6 -      STOCK TRANSACTIONS

              On December 31, 1998, the Company issued 310,189 shares of common stock in settlement of debt at $0.45 per share.

              On June 30, 1998, the Company issued 1,273,602 shares of common stock in settlement of debt at $0.45 per share (Note 3).

              In 1998, the Company issued 35,000 shares of common stock as an exercise of warrants at $0.25 per share.

              In 1998, the Company issued 4,700,000 shares of common stock as an exercise of "B" warrants at $0.03 per share (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in settlement of debt at $0.22 per share (Notes 3 and 11).

              During 1997, the Company issued 10,500,000 shares of common stock as a conversion of the convertible debenture and exercise of warrants. The shares were issued at $0.03 per share (Note 4).

              On December 31, 1996, the Company issued 159,818 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On September 30, 1996, the Company issued 210,050 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On July 26, 1996, the Company issued 80,000 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On June 30, 1996, the Company issued 419,086 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On May 6, 1996, the Company issued 6,000,000 shares of its common stock to an escrow agent who was to hold the shares until the Company is paid $60,000,000. This $60,000,000 was recorded as a stock subscription receivable until it was canceled in 1997 (Note
              13).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 6 -      STOCK TRANSACTIONS (Continued)

              During April 1996, the Company issued 2,300,000 shares of common stock as a partial conversion of the convertible debenture. The shares were issued at $0.03 per share and represented conversion of $69,000 of the initial $175,000 debenture.

              On March 31, 1996, the Company issued 539,172 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in settlement of debt at $1.70 per share (Notes 3 and 11).

              During 1994, the Company issued 340,000 shares of its common stock for cash, at $0.50 per share. The Company incurred costs of $67,500 in connection with the stock offering which were offset to additional paid-in capital.

              In November 1993, the Company issued 1,500,000 shares of its common stock in settlement of debt at $0.012 per share (Note 3).

NOTE 7 -      DISCONTINUED OPERATIONS

              On March 14, 1996 the Company sold its subsidiary, Tessier Resources, LTD. (Tessier) to a public shell corporation controlled by some of the Company's shareholders, PTC Group, Inc. (formerly Kaniksu Ventures, Inc.) (PTC). The consolidated financial statements have been restated to reflect this transaction as discontinued operations. Tessier had no revenues and no income tax benefit was attributed to the sale. (Note 8)

NOTE 8 -      INVESTMENT

              The investment represents a minority interest in PTC Group from the sale of Tessier Resources, Ltd., whereby PTC gave the Company a convertible debenture with a face value of $3,000,000 in exchange for all of the issued and outstanding stock of Tessier Resources, Ltd. The debenture will mature in four (4) years and does not carry any interest. The debenture is convertible at any time before repayment into an aggregate of 2,000,000 shares of authorized but previously unissued shares of PTC common stock at a conversion price of $1.50 per share. The investment is being carried at its predecessor cost of $158,112 and no gain or loss was recognized on the sale. At June 30, 1999, the Company has converted $750,000 of the debenture into 500,000 shares of PTC common stock and has deposited those shares with a brokerage house. The Company subsequently converted the balance of the debenture.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 9 -      LICENSE FEES

              The fees are amounts paid for software licenses and the rights to use the software related to the Company's conduct of its Internet related gaming.

                                                                          June 30,               December 31,
                                                                           1999                     1998
                                                                       -------------------     -----------------

              Softec Systems Caribbean, Inc.                           $           100,000     $          -
              CasinoWorld Holdings, Ltd. (CasinoWorld)                              -                  2,000,000
              Accumulated amortization                                              -                 (2,000,000)
                                                                       -------------------     -----------------

                                                                       $           100,000     $          -
                                                                       ===================     =================

              In August of 1998, Casino World Holdings, Ltd. (CWH) ceased to supply necessary services related to its license and operating agreements with the Company. The Company has subsequently questioned CWH's ability to provide an online interactive gaming system and support services as originally outlined in the aforementioned agreements. Consequently, the Company, in its best judgment, has elected to write-off the unamortized portion of its paid investment in the license agreement a well as the remaining unpaid balance of $700,000. The Company has subsequently entered into a similar licensing agreement with another third party to provide its required gaming software and transaction processing. As practicable, the Company may seek to reclaim a portion or all of its investment in CWH through appropriate legal action. Notwithstanding the above, the Company has set a reserve of $100,000 to cover possible future legal action on this matter.

              The Company, through its subsidiary, E-Casinos Ltd., has entered into an agreement with Softec Systems Caribbean, Inc. which will provide software and operating services relating to Internet gaming. Under the terms of the agreement, E-Casinos Ltd. is required to pay a non-refundable one-time license fee of $100,000. Payment of this fee must be made in accordance with the following schedule:

              o    $25,000 upon signing the agreement.

              o $5,000 thirty-days from the acceptance of the first wager using the licensed software, and

              o $10,000 per month, for seven consecutive months, with the first payment being made 60-days from the acceptance of the first wager using the licensed software.

              The license fee will be amortized over a 2-year period. The Company will begin amortizing the license fee when it begins receiving revenue from the use of the licensed software.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 10 - COMMITMENTS AND CONTINGENCIES

               Software Licensing Agreement
               ----------------------------

               In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc., a wholly-owned subsidiary of Starnet Communications International, Inc., to provide online-gaming software and hardware services. The license agreement calls for a commitment by the company to spend a certain portion of the net revenues generated by its Internet casino for ongoing promotion and marketing. The license agreement also calls for a certain percentage of revenue sharing of net revenues based on a specific formula agreed to by the Company and licensor. The minimum monthly payment from the Company to the licensor related to such sharing of net revenues is $25,000 beginning 90-days from the date the first wager is accepted using the licensed software. As the license agreement may be terminated by the Company at the end of any one-year term or by the licensor at the end of any one-year term subsequent to the first year of the agreement, the License Agreement will be amortized over a two-year period.

               CasinoWorld Holdings
               --------------------

               The Company has written off the Licensing Agreement with CasinoWorld Holdings (CWH), and is refusing to pay the balance of $700,000 due to them per the terms of the original agreement because of non-performance by CWH. Management believes that it would, more likely than not, prevail in any litigation with CWH.

               Consultants
               -----------

               The Company currently pays a shareholder $12,000 a month for services provided by the shareholder to the Company.

NOTE 11 -      DILUTIVE INSTRUMENTS

               In August 1999, the Company granted 360,000 warrants to a certain officer of the Company at $0.28 per share. No compensation expense was recorded at the time of issuance as the exercise price was equal to the trading price at the time of issuance. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period provided the individual continues his employment with the Company.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

               In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 are exercisable at $0.47 per share and 50,000 are exercisable at $0.61 per share. No compensation expense was recorded on the issuance of warrants because the exercise price was either equal to or exceeded the trading price at the time of issue. All warrants expire June 30, 2002.

               In January 1999, the Company approved one or more convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture offering applies only to funds received on or before December 1, 1999. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one (1) five-year $0.20 warrant attached. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of funds by the Company.

               In April 1998, the Company approved a private placement for 1,111,111 shares of its common stock with accompanying 1,111,111 warrants at $0.45 per share and warrants. All of the 1,111,111 shares and 472,680 shares from the exercise of warrants have been issued.

               In 1998, the Company converted warrants for 35,000 shares of its common stock at $0.25 per share.

               In  December  1997,  the  Company  granted  830,000  warrants  to officers and shareholders of which 710,000 are exercisable at $0.25 per share and 120,000 are exercisable at $0.50 per share. No compensation expense was recorded on the issuance of warrants because the exercise price exceeded the trading price at the time of issuance. Additionally, the Company has reserved 100,000 warrants for future issuance. All warrants expire December 29, 2001.

               In December 1997, the Company approved a private placement for 3,500,000 shares at $0.22 per share. All but 5,000 shares were issued pursuant to this private placement at December 31, 1997.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

               In March 1996, the Company authorized 1,000,000 stock options for possible future allocation to an individual and his associates for their services in raising funds and completing projects for the Company. Issuance of these stock options are at the discretion of the Company's Board of Directors. The options are exercisable at $6.00 per share which represented the fair market value of the stock at the time of grant, with no time limit associated with the allocation. These stock options were canceled by the Company on July 23, 1999.

               In June 1995 the Company initiated a private placement for 1,000,000 shares of its common stock with accompanying 1,000,000 warrants at $1.70 per share and warrant. Of the 2,000,000 shares which have been issued pursuant to this private placement, 591,774 shares were issued in 1995, while 1,408,126 shares were issued in 1996.

               Over the period of May 1994 through November 1995, the Company granted 1,532,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions provided to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants will be issued to these individuals or organizations pursuant to a warrant agreement with the Company. The Company intends to register the shares underlying these warrants at a time deemed suitable by management. The warrants are conditional upon the Company achieving a listing with the NASDAQ stock exchange. Of the 1,532,000 warrants granted, 637,000 expired on May 31, 1999 and 135,000 were canceled by mutual consent of the Company and one of its officers on June 30, 1999. The remaining 760,000 expire between October 1999 and May 2000.

               The following is a schedule of outstanding warrants as of June 30, 1999:

                                            EXPIRATION        EXERCISE        WARRANTS              WARRANTS
                 DATE OF ISSUE                 DATE            PRICE           ISSUED             OUTSTANDING
               ---------------------- --------------------- --------------- ----------------  ------------------

               May 18, 1994           May 18, 2000          $          2.50          120,000             120,000
               May 31, 1995           October 31, 1999                 2.50           20,000              20,000
               October 31, 1995       October 31, 1999                 5.75          150,000             150,000
               November 6, 1995       November 6, 1999                 5.75          470,000             470,000
               December 29, 1997      December 29, 2001                0.25          710,000             675,000
               December 29, 1997      December 29,2001                 0.50          120,000             120,000
               January 15, 1999       December 1, 2001                 0.40        2,500,000           2,500,000
               June 3, 1999           June 3, 2002                     0.61           50,000              50,000
               June 30, 1999          June 30, 2002                    0.47          545,000             545,000
                                                                            ----------------  ------------------

                                                                                   4,685,000           4,650,000
                                                                            ================  ==================

                                VENTURETECH, INC.
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    September 30, 1999 and December 31, 1998

                                                 VENTURETECH, INC.
                                           (A Development Stage Company)
                                            Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                         September 30,          December 31,
                                            1999                   1998
                                     -----------------     -----------------
                                        (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents         $         118,182     $          53,324
   Accounts receivable, net                      5,021                -
   Prepaid expenses                             18,995                -
   Investment (Note 8)                         424,961                -
                                     -----------------     -----------------

     Total Current Assets                      567,159                53,324
                                     -----------------     -----------------

PROPERTY AND EQUIPMENT (Note 2)                 68,432                95,370
                                     -----------------     -----------------

OTHER ASSETS

   Investment (Note 8)                          -                    158,112
   License fees (Note 9)                       170,833                -
                                     -----------------     -----------------

     Total Other Assets                        170,833               158,112
                                     -----------------     -----------------

     TOTAL ASSETS                    $         806,424     $         306,806
                                     =================     =================

        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                             September 30,          December 31,
                                                                              1999                   1998
                                                                         -----------------     -----------------
                                                                            (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                                      $          81,840     $          76,865
   Reserve for legal fees (Note 9)                                                 100,000               100,000
   License fee payable (Note 9)                                                     70,000                -
   Note payable (Note 10)                                                          100,000                -
                                                                         -----------------     -----------------

     Total Current Liabilities                                                     351,840               176,865
                                                                         -----------------     -----------------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock; 100,000,000 shares authorized
    of $0.001 par value, 35,895,870 and 31,613,845
    shares issued and outstanding, respectively                                     35,897                31,615
   Additional paid-in capital                                                    6,985,135             5,733,012
   Comprehensive income (loss)                                                     266,730                -
   Deficit accumulated during the development stage                             (6,833,178)           (5,634,686)
                                                                         -----------------     -----------------

     Total Stockholders' Equity (Deficit)                                          454,584               129,941
                                                                         -----------------     -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                                   $         806,424     $         306,806
                                                                         =================     =================






        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                                                                              From
                                                                                                           Inception on
                                                    For the                          For the                 January 1,
                                                Nine Months Ended              Three Months Ended          1986 Through
                                                  September 30,                   September 30,             September 30,
                                      -------------------------------  --------------------------------  ---------------
                                            1999            1998            1999             1998              1999
                                      --------------   --------------  --------------  ----------------  ---------------

REVENUE

  Sales                               $        9,526   $       -       $        9,526  $         -       $       565,172
  Cost of sales                                3,669           -                3,669            -                 3,669
                                      --------------   --------------  --------------  ----------------  ---------------

     Gross margin                              5,857           -                5,857            -               561,503
                                      --------------   --------------  --------------  ----------------  ---------------

EXPENSES

  Research and development                    -                -               -                 -                50,215
  General and administrative                 721,279          504,213         351,698           173,406        4,915,837
  Depreciation and amortization               56,105          176,938          38,147            58,979          421,065
                                      --------------   --------------  --------------  ----------------  ---------------

     Total Expenses                          777,384          681,151         389,845           232,385        5,387,117
                                      --------------   --------------  --------------  ----------------  ---------------

     (LOSS)FROM OPERATIONS                  (771,527)        (681,151)       (383,988)         (232,385)      (4,825,614)
                                      --------------   --------------  --------------  ----------------  ---------------

OTHER (EXPENSE)

   Net loss on disposal of asset              -                -               -                 -            (1,400,000)
   Interest expense                         (426,965)          -              (64,494)           -              (470,349)
                                      --------------   --------------  --------------  ----------------  ---------------

     Total Other (Expense)                  (426,965)          -              (64,494)           -            (1,870,349)
                                      --------------   --------------  --------------  ----------------  ---------------

LOSS BEFORE LOSS FROM
 DISCONTINUED OPERATIONS
 AND PROVISION FOR INCOME TAX             (1,198,492)        (681,151)       (448,482)         (232,385)      (6,695,963)
                                      --------------   --------------  --------------  ----------------  ---------------

LOSS FROM DISCONTINUED OPERATIONS             -                -               -                 -              (137,215)

PROVISION FOR INCOME TAX                      -                -               -                 -                -
                                      --------------   --------------  --------------  ----------------  ----------

NET LOSS                                  (1,198,492)        (681,151)       (448,482)         (232,385)      (6,833,178)
                                      --------------   --------------  --------------  ----------------  ---------------

OTHER COMPREHENSIVE INCOME (LOSS)

  Unrealized gain on marketable
  securities                                 266,849           -              266,849            -               266,849
  Currency translation adjustment               (119)          -                 (119)           -                  (119)
                                      --------------   --------------  --------------  ----------------  ---------------

     Total Other Comprehensive
     Income (Loss)                           266,730           -              266,730            -               266,730
                                      --------------   --------------  --------------  ----------------  ---------------

NET COMPREHENSIVE LOSS                $     (931,762)  $     (681,151) $     (181,752) $       (232,385) $    (6,566,448)
                                      ==============   ==============  ==============  ================  ===============

BASIC LOSS PER SHARE                  $        (0.04)  $        (0.02) $        (0.01) $          (0.01)
                                      ==============   ==============  ==============  ================

WEIGHTED AVERAGE  NUMBER OF
 SHARES OUTSTANDING                       31,629,530       27,642,359      31,660,389        28,595,623
                                      ==============   ==============  ==============  ================


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)



                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance, January 1, 1986 (inception)            278,692   $         279  $        (279) $      -        $        -       $       -

Assessment of existing
 shareholders to increase
 paid-in capital                                  -               -              8,722         -                 -               -

Net loss for the year ended
 December 31, 1987                                -               -              -             -                 -          (8,722)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1987                      278,692             279          8,443         -                 -          (8,722)

Stock issued to an  individual
 who became an officer and  director
 for services performed  to  acquire
 rights to  Harvard  Medical  Project
 on July 13,  1988 recorded at
 predecessor cost of $0.00 per
 share                                        1,188,889           1,189         (1,189)        -                 -              -

Stock issued to Spartan
 Medical Corporation to
 acquire rights to the Harvard
 Medical Project on
 November 1, 1988 recorded at
 predecessor cost of $0.00 per
 share                                          200,000             200           (200)        -                 -              -

Net loss for the year ended
 December 31, 1988                               -               -              -              -                 -          (5,644)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1988                    1,667,581   $       1,668  $       7,054  $      -        $        -       $ (14,366)
                                           ------------   -------------  -------------  -------------   ---------------  ---------



        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance forward                               1,667,581   $       1,668  $       7,054  $      -        $        -       $ (14,366)

Stock issued for services
 at an average price of
 $0.21 per share                                 61,667              62         12,638         -                 -              -

Stock issued for cash in
 private placements at an
 average price of $2.48                          98,005              98        242,502         -                 -              -

Stock offering costs offset
 against paid-in capital                          -              -             (93,687)        -                 -              -

Net loss for the year ended
 December 31, 1989                                -              -              -              -                 -        (134,399)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1989                    1,827,253           1,828        168,507         -                 -        (148,765)

Stock issued for services
 valued at $0.06 per share                       19,301              19          1,140         -                 -              -

Stock issued to an individual
 for services valued at
 $12.00 per share                                 1,667               1         19,999         -                 -              -

Stock issued to individuals
 for $3.92 per share                             11,933              12         46,788         -                 -              -

Net loss for the year ended
 December 31, 1990                                -              -              -              -                 -        (174,522)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1990                    1,860,154   $       1,860  $     236,434  $      -        $        -       $(323,287)
                                           ------------   -------------  -------------  -------------   ---------------  ---------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance forward                               1,860,154   $       1,860  $     236,434  $      -        $        -       $(323,287)

Stock issued to Ballater, Ltd. in
 exchange for services recorded
 at predecessor cost of $0.00 per
 share                                          100,000             100           (100)        -                 -              -

Net loss for the year ended
 December 31, 1991                               -               -              -              -                 -          (2,457)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1991                    1,960,154           1,960        236,334                                    (325,744)

Debt converted into additional
 paid-in capital by
 Park Avenue, Inc.                               -               -              45,750         -                 -              -

Debt converted into additional
 paid-in capital by
 stockholder                                     -               -              12,400         -                 -              -

Net loss for the year ended
 December 31, 1992                               -               -              -              -                 -          (1,981)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1992                    1,960,154           1,960        294,484         -                 -         327,725)

Common stock issued in settlement
 of debt at $0.012 per share                  1,500,000           1,500         16,252         -                 -              -

Net loss for the year ended
 December 31, 1993                               -               -              -              -                 -         (15,200)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1993                    3,460,154           3,460        310,736         -                 -        (342,925)

Common stock issued for cash
 at $0.50 per share                             340,000             340        169,660         -                 -              -

Stock issuance costs                             -               -             (67,500)        -                 -              -

Net loss for the year ended
 December 31, 1994                               -               -              -              -                 -         (29,190)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1994                    3,800,154   $       3,800  $     412,896  $      -        $        -       $(372,115)
                                           ------------   -------------  -------------  -------------   ---------------  ---------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance forward                               3,800,154   $       3,800  $     412,896  $      -        $        -       $(372,115)

Common stock issued to
 acquire Tessier Resources Ltd.               3,200,000           3,200        (80,856)        -                 -              -

Debt converted into additional
 paid-in capital                                 -               -              10,417         -                 -              -

Common stock issued in
 settlement of debt at $1.70
 per share                                      591,774             592      1,005,425         -                 -              -

Net loss for the year ended
 December 31, 1995                               -               -              -              -                 -      (1,037,235)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1995                    7,591,928           7,592      1,347,882         -                 -      (1,409,350)

Common stock issued in
 settlement of debt at $1.70
 per share                                    1,408,126           1,408      2,392,473         -                 -              -

Common stock issued as a
 partial conversion of the
 convertible debenture at
 $0.03 per share                              2,300,000           2,300         66,700         -                 -              -

Common stock issued for
 cash at $10.00 per share                     6,000,000           6,000     59,994,000    (60,000,000)           -              -

Net loss for the year ended
 December 31, 1996                               -               -              -              -                 -      (1,590,888)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1996                   17,300,054   $      17,300  $  63,801,055  $ (60,000,000)  $        -     $(3,000,238)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit)(Continued)

                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance, December 31, 1996                   17,300,054   $      17,300  $  63,801,055  $ (60,000,000)  $        -     $(3,000,238)

Common stock issued as a
 conversion of the convertible
 debenture at $0.03 per share                 3,533,333           3,533        102,467         -                 -              -

Common stock issued as a full
 exercise of the "A" warrants
 associated with the convertible
 debenture at $0.03 per share                 5,833,333           5,834        169,166         -                 -              -

Common stock issued as a partial
 exercise of the "B" warrants
 associated with the convertible
 debenture at $0.03 per share                 1,133,334           1,133         32,867         -                 -              -

Cancellation of stock
 subscription receivable                     (6,000,000)         (6,000)   (59,994,000)    60,000,000            -              -

Common stock issued in
 settlement of debt
 at $0.22 per share                           3,495,000           3,495        765,321         -                 -              -

Net loss for the year ended
 December 31, 1997                               -               -              -              -                 -        (552,777)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1997                   25,295,054   $      25,295  $   4,876,876  $      -        $        -     $(3,553,015)
                                           ------------   -------------  -------------  -------------   ---------------  ---------


        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                                                        Deficit
                                                                                                                        Accumulated
                                                                          Additional       Stock            Other       During the
                                                    Common Stock          Paid-in       Subscription    Comprehensive   Development
                                           ----------------------------
                                             Shares          Amount       Capital        Receivable     Income (Loss)     Stage
                                           ------------   -------------  -------------  -------------   ---------------  ---------
Balance, December 31, 1997                   25,295,054   $      25,295  $   4,876,876  $      -        $        -     $(3,553,015)

Common stock issued as a complete
 exercise of the "B" warrants
 associated with a convertible
 debenture at $0.03 per share                 4,700,000           4,700        136,300         -                 -              -

Common stock issued as a
 partial exercise of warrants
 for cash at $0.25 per share                     35,000              35          8,715         -                 -              -

Common stock issued in
 settlement of debt at $0.45
 per share                                    1,583,791           1,585        711,121         -                 -              -

Net loss for the year ended
 December 31, 1998                               -               -              -              -                 -      (2,081,671)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, December 31, 1998                   31,613,845          31,615      5,733,012         -                 -      (5,634,686)

Gain on marketable securities
 (unaudited)                                     -               -              -              -                266,849         -

Currency translation adjustment
 (unaudited)                                     -               -              -              -                   (119)        -

Issuance of debenture and warrants
 at less than market value (unaudited)           -               -             400,000         -                 -              -

Common stock issued as a conversion
 of a convertible debenture at $0.20
 per share (unaudited)                        4,282,025           4,282        852,123         -                 -              -

Net loss for the nine months
 ended September 30, 1999
 (unaudited)                                     -               -              -              -                 -      (1,198,492)
                                           ------------   -------------  -------------  -------------   ---------------  ---------

Balance, September 30, 1999
 (unaudited)                                 35,895,870   $      35,897  $   6,985,135  $      -        $       266,730$(6,833,178)
                                           ============   =============  =============  =============   ===============  =========



        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                                                    From
                                                                                                                 Inception on
                                                           For the                      For the                  January 1,
                                                        Nine Months Ended            Three Months Ended          1986 Through
                                                          September 30,                September 30,             September 30,
                                                -----------------------------------------------------------  -----------------
                                                    1999             1998           1999         1998               1999
                                                --------------   ------------  -------------  -------------  -----------------
CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net (loss)                                      $(1,198,492)   $  (681,151)  $   (448,482) $    (232,385) $  (6,833,178)
   Adjustments to reconcile net (loss) to net
    cash used by operating activities:
     Common stock issued for services                     --             --             --             --           34,259
     Debenture and warrants issued at
       less than market value                          400,000           --           50,000           --          400,000
     Depreciation and amortization                      56,105        176,938         38,147         58,979        446,849
     Loss on sale of investments                          --             --             --             --           20,390
     Net loss on disposition of asset                     --             --             --             --        1,400,000
   Changes in assets and liabilities:
     (Increase) decrease in accounts
      receivable and related receivables                (5,021)          --           (5,021)          --          (11,046)
     (Increase) decrease in prepaid expenses             1,005           --            1,005           --            1,005
     Increase (decrease) in accounts
      payable and other current liabilities             27,556        (54,675)       (17,420)        (1,550)       (13,179)
                                                   -----------    -----------    -----------    -----------    -----------

       Net Cash Used by Operating Activities          (718,847)      (558,888)      (381,771)      (174,956)    (4,554,900)
                                                   -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of investments                                --             --             --             --         (378,313)
   Sale of investments                                    --             --             --             --            7,110
   Purchase of fixed assets                               --             --             --             --         (249,151)
   Disposal of fixed assets                               --             --             --             --            3,223
   Purchase of license fees                           (130,000)          --         (105,000)          --       (1,680,000)
                                                   -----------    -----------    -----------    -----------    -----------

       Net Cash Used by Investing Activities          (130,000)          --         (105,000)          --       (2,297,131)
                                                   -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of convertible debenture                      --             --             --             --          175,000
   Conversion of debt to equity                           --             --             --             --           75,902
   Proceeds from notes payable                         933,705        616,218        554,247         42,820      6,214,626
   Payments on note payable                            (20,000)          --          (20,000)          --          (20,000)
   Common stock issued for cash                           --            8,750           --            4,375        515,963
   Shareholder assessment                                 --             --             --             --            8,722
                                                   -----------    -----------    -----------    -----------    -----------

       Net Cash Provided by Financing
        Activities                                 $   913,705    $   624,968    $   534,247    $    47,195    $ 6,970,213
                                                   -----------    -----------    -----------    -----------    -----------

        The accompanying notes are an integral part of these consolidated financial statements.


                                VENTURETECH, INC.
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                                                                              Inception on
                                                           For the                      For the               January 1,
                                                        Nine Months Ended            Three Months Ended       1986 Through
                                                          September 30,                September 30,          September 30,
                                                -----------------------------------------------------------  -------------
                                                    1999             1998           1999         1998             1999
                                                --------------   ------------  -------------  -------------  -------------
NET INCREASE (DECREASE)
 IN CASH                                            $   64,858     $   66,080     $   47,476     $ (127,761)    $  118,182

CASH AT BEGINNING OF PERIOD                             53,324         13,930         70,706        207,771         --
                                                    ----------     ----------     ----------     ----------     ----------

CASH AT END OF PERIOD                               $  118,182     $   80,010     $  118,182     $   80,010     $  118,182
                                                    ==========     ==========     ==========     ==========     ==========


SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

  Interest                                          $    4,167     $     --       $    4,167     $     --       $    4,167
  Income taxes                                      $     --       $     --       $     --       $     --       $    --

NON CASH FINANCING ACTIVITIES:

  Conversion of debt into additional
   paid-in capital                                  $     --       $     --       $     --       $     --       $   75,902
  Common stock issued in settlement of debt         $     --       $     --       $     --       $     --       $4,899,171
  Conversion of debenture and warrants
   to common stock                                  $  856,405     $   60,000     $  856,405     $     --       $1,381,931
  Debenture and warrants issued at less
   than market value                                $  400,000     $     --       $   50,000     $     --       $  400,000



        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of VentureTech, Inc. and its wholly-owned subsidiaries.

              VentureTech, Inc. (VTI) was incorporated on July 19, 1948 under the laws of the State of Idaho. VTI has had limited activity since the mid 1950's and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is engaged in the development, acquisition and licensing of certain computer based technology designed to ultimately offer a full range of casino style gaming, entertainment, information and financial transaction services over the world-wide Internet. The Company intends to establish a series of multi-cultural/multi-ethnic virtual casinos over the Internet from authorized locations around the world.

              The Subsidiaries:

              Cybernet Currency Clearing, Inc. (CCCI) was incorporated on August 23, 1995 under the laws of the State of Nevada as a foreign corporation to provide encoding protection for secure Internet transactions. CCCI is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos, Inc (E-Casinos) was incorporated on April 18, 1996 in accordance with the Associates Law of the Republic of the Marshall Islands as a foreign corporation to own and operate full service gaming casinos on the internationally accessible Internet. E- Casinos is considered a development stage company because no revenues have been realized and planned principal operations have not yet begun.

              Euro Asian E-Casinos International, Ltd. (E-Casinos Ltd.) was incorporated in St. John's Antigua, West Indies to own and operate full service gaming casinos on the internationally accessible Internet. E-Casinos Ltd. owns the gaming license issued by the government of Antigua.

              VentureTech Holdings Canada, Ltd. (VHC) was incorporated in July 1999 under the laws of the Province of British Columbia, Canada.

              CCCI, E-Casinos, E-Casinos Ltd. and VHC are all wholly-owned by the Company.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b. Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the operating loss.

        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              c. Provision for Taxes

              At September 30, 1999, the Company has net operating loss carryforwards of approximately $4,500,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d. Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e. Principles of Consolidation

              The September 30, 1999 and December 31, 1998 financial statements are consolidated with CCCI, E-Casinos, E-Casinos, Ltd. and VHC. All significant intercompany accounts and transactions have been eliminated.

              f.  Property and Equipment

              Office equipment and leasehold improvements are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation of office equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the asset of 5 and 10 years, respectively. Depreciation expense for continuing operations for the nine months ended September 30, 1999 and for the year ended December 31, 1998 was $26,938 and $35,917, respectively.

              Property and equipment consists of the following:

                                      September 30,             December 31,
                                       1999                     1998
                                   -------------------     ---------
                                     (Unaudited)

     Office equipment              $           161,339     $         161,339
     Leasehold improvements                     36,491                36,491
     Accumulated depreciation                 (129,398)            (102,460)
                                   -------------------     -----------------

     Net Property and Equipment    $            68,432     $          95,370
                                   ===================     =================




        The accompanying notes are an integral part of these consolidated financial statements.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g. Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

              The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              h.  Change in Accounting Principles (Continued)

              SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The implementation of SFAS No. 130 and 131 did not have a material impact on the Company.

              In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement did not have material impact on the Company's financial statements.

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The Company recognizes as revenue the net winnings from gaming activities, which is the difference between gaming wins and losses.

              Cost of sales includes royalties, payable to Softec, incurred on Casino activity and bank discount fees incurred by the Company for the acceptance of credit cards.

NOTE 3 -      RELATED PARTY TRANSACTIONS

              During the nine months ended September 30, 1999, a related party made advances to the Company totaling $833,705. Through September 30, 1999, interest in the amount of $22,700 was accrued on the amounts advanced. The amounts advanced with accrued interest were converted to 4,282,025 shares of common stock, at $0.20 per share, on September 30, 1999.

              In 1998, a related party converted $712,706 of debt into 1,583,791 shares of common stock at $0.45 per share (Note 12).

              In 1998, a related party converted $141,000 of the "B" warrants into 4,700,000 shares of common stock.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              In 1997, a related party converted $106,000 of a convertible debenture, and exercised $175,000 of "A" warrants and $34,000 of "B" warrants into 10,500,000 shares of common stock (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in consideration for cash received from a related party. At the date of issuance, $909,816 was owed and $768,816 was converted to common stock. At December 31, 1997, an additional note payable of $141,000 was still owed by the Company. This note was non-interest bearing and was due upon demand.

              On December 31, 1996, the Company issued 159,818 shares of its common stock in consideration of money owed to a related party. At the date of issuance $271,691 was owed and converted to common stock. At December 31, 1996, an additional note payable of $387,125 was still owed by the Company. This note payable was non-interest bearing and was due upon demand.

              On September 30, 1996, the Company issued 210,050 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $357,085 was owed and converted into common stock.

              On July 26, 1996, the Company issued 80,000 shares of its common stock in consideration of money owed to a related party. At the date of issuance, $136,000 was owed and converted into common stock.

              On June 30, 1996, the Company issued 419,086 shares of its common stock in consideration of money owed to a related party. At the date of the issuance $712,445 was owed and converted to common stock.

              In April, 1996, the Company issued 2,300,000 shares of its common stock as a partial conversion of the convertible debenture. The shares were issued at $0.03 per share (Note 4).

              On March 31, 1996, the Company issued 539,172 shares of its common stock in consideration of money owed to a related party. At the date of issuance $916,660 was owed and converted to common stock (Note 12).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in consideration of money owed to a related party. At the date of issuance $358,510 was owed and converted to common stock (Note 12).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in consideration of money owed to a related party. At the date of issuance $647,507 was owed and converted to common stock (Note 12).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 3 -      RELATED PARTY TRANSACTIONS (Continued)

              The Company has granted 720,000 warrants to officers and directors of the Company. The warrants were issued at prices ranging from $0.25 to $5.75 which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years (Note 12).

              On May 14, 1994, officers and directors of the Company were issued stock options to purchase 120,000 shares of the Company's common stock at $2.50 per share. No compensation expense has been recorded as the option price exceeded the fair market value of the shares when the options were issued.

              On November 1, 1993, the Company issued 1,500,000 shares of its common stock in consideration of $17,752 owed to a related party.

NOTE 4 -      CONVERTIBLE DEBENTURE - RELATED PARTY

              In March of 1994, the Company issued a $175,000 fixed and floating convertible debenture. The debenture bears interest at 10% per annum. The debenture is convertible into common stock at a rate of $0.03 per share. The debenture carries "A" and "B" warrants to purchase additional shares of the Company's common stock. The terms of the warrants are also $0.03 per share. In April 1996, the Company issued 2,300,000 shares of common stock to convert $69,000 of the debenture. At December 31, 1996, the balance payable on the debenture was $106,000. In 1997, the Company issued 10,500,000 shares of common stock to convert the balance payable on the debenture of $106,000 as well the exercise of all of the "A" warrants for $175,000 and 1,133,334 of the "B" warrants for $34,000 that accompanied the debentures. In 1998, the Company has issued 4,700,000 shares of common stock to exercise $141,000 of "B" warrants. No compensation expense was recorded on the issuance of the warrants because the exercise price exceeded the trading price at the time of issuance. At September 30, 1999 and December 31, 1998, the balance payable on the debenture was $0.00.

              In January 1999, the Company approved one or more convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture offering applies only to funds received on or before December 1, 1999. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one (1) five-year $0.20 warrant attached. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of the funds by the Company. At September 30, 1999, $856,405 of the $1 million authorized had been converted into shares of common stock. At September 30, 1999, the balance payable on the debenture was $0.00 (Note 12).

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 5 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through September 30, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek additional financing through private placements of its common stock.

NOTE 6 -      STOCK TRANSACTIONS

              On September 30, 1999, the Company issued 4,282,025 shares of its common stock as a conversion of a convertible debenture. The shares were issued at $0.20 per share (Notes 4 and 12).

              On December 31, 1998, the Company issued 310,189 shares of common stock in settlement of debt at $0.45 per share.

              On June 30, 1998, the Company issued 1,273,602 shares of common stock in settlement of debt at $0.45 per share (Note 3).

              In 1998, the Company issued 35,000 shares of common stock as an exercise of warrants at $0.25 per share.

              In 1998, the Company issued 4,700,000 shares of common stock as an exercise of "B" warrants at $0.03 per share (Note 4).

              On December 31, 1997, the Company issued 3,495,000 shares of its common stock in settlement of debt at $0.22 per share (Notes 3 and 12).

              During 1997, the Company issued 10,500,000 shares of common stock as a conversion of a convertible debenture and exercise of warrants. The shares were issued at $0.03 per share (Note 4).

              On December 31, 1996, the Company issued 159,818 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On September 30, 1996, the Company issued 210,050 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On July 26, 1996, the Company issued 80,000 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On June 30, 1996, the Company issued 419,086 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On May 6, 1996, the Company issued 6,000,000 shares of its common stock to an escrow agent who was to hold the shares until the Company is paid $60,000,000. This $60,000,000 was recorded as a stock subscription receivable until it was canceled in 1997.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 6 -      STOCK TRANSACTIONS (Continued)

              During April 1996, the Company issued 2,300,000 shares of common stock as a partial conversion of a convertible debenture. The shares were issued at $0.03 per share and represented conversion of $69,000 of the initial $175,000 debenture.

              On March 31, 1996, the Company issued 539,172 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On December 31, 1995, the Company issued 210,888 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              On October 31, 1995, the Company issued 380,886 shares of its common stock in settlement of debt at $1.70 per share (Note 3).

              During 1994, the Company issued 340,000 shares of its common stock for cash, at $0.50 per share. The Company incurred costs of $67,500 in connection with the stock offering which were offset to additional paid-in capital.

              In November 1993, the Company issued 1,500,000 shares of its common stock in settlement of debt at $0.012 per share (Note 3).

NOTE 7 -      DISCONTINUED OPERATIONS

              On March 14, 1996 the Company sold its subsidiary, Tessier Resources, LTD. (Tessier) to a public shell corporation controlled by some of the Company's shareholders, Ocean Power (formerly PTC Group, Inc.). The consolidated financial statements have been restated to reflect this transaction as discontinued operations. Tessier had no revenues and no income tax benefit was attributed to the sale. (Note 8)

NOTE 8 -      INVESTMENT

              The investment represents a minority interest in Ocean Power from the sale of Tessier Resources, Ltd., whereby Ocean Power gave the Company a convertible debenture with a face value of $3,000,000 in exchange for all of the issued and outstanding stock of Tessier Resources, Ltd. The debenture will mature in four (4) years and does not carry any interest. The debenture is convertible at any time before repayment into an aggregate of 2,000,000 shares of authorized but previously unissued shares of Ocean Power commons stock at a conversion price of $1.50 per share. The investment is being carried at its fair market value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As the investment is considered "available for sale," gains and losses on the investment are recognized as components of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." At September 30, 1999, the Company has converted all of the debenture into 2,000,000 shares of Ocean Power common stock and has deposited those shares with a brokerage house. In August 1999, Ocean Power effected a 1-for-10 reverse stock split. At September 30 1999, the 200,000 shares of Ocean Power common stock held by the Company carried an aggregate fair market value of $424,961, or $2.148 per share.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 9 -      LICENSE FEES

              The fees are amounts paid for software licenses and the rights to use the software related to the Company's conduct of its Internet related gaming.

                                                    September 30, December 31,
                                                        1999         1998
                                                        ----         ----

         Softec Systems Caribbean, Inc.             $  100,000   $     --
         Annual fee for gaming license -
           Government of Antigua                       100,000         --
         CasinoWorld Holdings, Ltd. (CasinoWorld)         --      2,000,000
         Accumulated amortization                      (29,167)  (2,000,000)
                                                    ----------   ----------

                                                    $  170,833   $     --
                                                    ==========   ==========

              In August of 1998, Casino World Holdings, Ltd. (CWH) ceased to supply necessary services related to its license and operating agreements with the Company. The Company has subsequently questioned CWH's ability to provide an online interactive gaming system and support services as originally outlined in the aforementioned agreements. Consequently, the Company, in its best judgment, has elected to write-off the unamortized portion of its paid investment in the license agreement a well as the remaining unpaid balance of $700,000. The Company has subsequently entered into a similar licensing agreement with another third party to provide its required gaming software and transaction processing. As practicable, the Company may seek to reclaim a portion or all of its investment in CWH through appropriate legal action. Notwithstanding the above, the Company has set a reserve of $100,000 to cover possible future legal action on this matter.

              The Company, through its subsidiary, E-Casinos Ltd., has entered into an agreement with Softec Systems Caribbean, Inc. which will provide software and operating services relating to Internet gaming. Under the terms of the agreement, E-Casinos Ltd. is required to pay a non-refundable one-time license fee of $100,000. Payment of this fee must be made in accordance with the following schedule:

              o    $25,000 upon signing the agreement.

              o $5,000 thirty-days from the acceptance of the first wager using the licensed software, and

              o $10,000 per month, for seven consecutive months, with the first payment being made 60-days from the acceptance of the first wager using the licensed software.

              The license fee will be amortized over a 2-year period. The Company began amortizing the license fee in July 1999.
              Amortization of the license fee for the nine months ended September 30, 1999 was $12,500. The Company currently owes Softec $70,000 for the license fee under the terms of the agreement.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 9 -       LICENSE FEES (Continued)

               Through its subsidiary, E-Casinos Ltd., the Company paid an annual non-refundable fee of $100,000 to the government of Antigua for a gaming license. As the gaming license was granted on July 22, 1999, it will be amortized over a one-year period beginning August 1, 1999 Softec. Amortization of the gaming license for the nine months ended September 30, 1999 was $16,667. Funds to pay for the gaming license were advanced to the Company by Softec (Note 10).

NOTE 10 -      NOTES PAYABLE

               In conjunction with the startup of E-Casinos Ltd., the Company was required to pay a yearly non-refundable fee of $100,000 to the government of Antigua for a gaming license. The funds for the gaming license were advanced to the Company by Softec. Under the terms of the note, the Company is obligated to repay Softec in twelve monthly installments of $10,000. Through September 30, 1999, the Company had made payments totaling $20,000 on the note. As of September 30, 1999, the remaining balance outstanding on the note was $100,000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

               Software Licensing Agreement
               ----------------------------

               In the first quarter of 1999, the Company entered into a software licensing agreement with Softec Systems Caribbean Inc., a wholly-owned subsidiary of Starnet Communications International, Inc., to provide online-gaming software and hardware services. The license agreement calls for a commitment by the company to spend a certain portion of the net revenues generated by its Internet casino for ongoing promotion and marketing. The license agreement also calls for a certain percentage of revenue sharing of net revenues based on a specific formula agreed to by the Company and licensor. The minimum monthly payment from the Company to the licensor related to such sharing of net revenues is $25,000 beginning 180-days from the date the first wager is accepted using the licensed software. As the license agreement may be terminated by the Company at the end of any one-year term or by the licensor at the end of any one-year term subsequent to the first year of the agreement, the License Agreement will be amortized over a two-year period.

               CasinoWorld Holdings
               --------------------

               The Company has written off the Licensing Agreement with CasinoWorld Holdings (CWH), and is refusing to pay the balance of $700,000 due to them per the terms of the original agreement because of non-performance by CWH. Management believes that it would, more likely than not, prevail in any litigation with CWH.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998

NOTE 11 -      COMMITMENTS AND CONTINGENCIES (Continued)

               Consultants

               The Company currently pays a shareholder $12,000 a month for services provided by the shareholder to the Company.

NOTE 12 -      DILUTIVE INSTRUMENTS

               In August 1999, the Company granted 360,000 warrants to a certain officer of the Company at $0.28 per share. No compensation expense was recorded at the time of issuance as the exercise price was equal to the trading price at the time of issuance. The warrants become exercisable over a two-year period with 45,000 warrants vesting at the end of each quarter over the two-year period provided the individual continues his employment with the Company.

               In June 1999, the Company granted 595,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to 15 individuals. Of the 595,000 warrants, 545,000 are exercisable at $0.47 per share and 50,000 are exercisable at $0.61 per share. No compensation expense was recorded on the issuance of warrants because the exercise price was either equal to or exceeded the trading price at the time of issue. All warrants expire June 30, 2002.

               In January 1999, the Company approved one or more convertible debentures, totaling no more than $1 million in the aggregate. The debentures were convertible into "restricted" common stock of the Company at $0.40 per share with one (1) four-year $0.40 warrant attached. This authorization was canceled in September 1999 in conjunction with the Company authorizing a separate convertible debenture for up to $1 million. This debenture offering applies only to funds received on or before December 1, 1999. This debenture is convertible at $0.20 per share into "restricted" common stock of the Company with one (1) five-year $0.20 warrant attached. Unconverted balances accrue 10% interest per annum on a quarterly basis and all balances must be converted within two years of the receipt of funds by the Company. On September 30, 1999, the Company converted $856,405, which included advances and accrued interest of $833,705 and $22,700, respectively, into 4,282,025 shares of common stock (Notes 3 and 4).

               In April 1998, the Company approved a private placement for 1,111,111 shares of its common stock with accompanying 1,111,111 warrants at $0.45 per share and warrants. All of the 1,111,111 shares and 472,680 shares from the exercise of warrants have been issued.

               In 1998, the Company converted warrants for 35,000 shares of its common stock at $0.25 per share.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 12 -      DILUTIVE INSTRUMENTS (Continued)

               In  December  1997,  the  Company  granted  830,000  warrants  to officers and shareholders of which 710,000 are exercisable at $0.25 per share and 120,000 are exercisable at $0.50 per share. No compensation expense was recorded on the issuance of warrants because the exercise price exceeded the trading price at the time of issuance. Additionally, the Company has reserved 100,000 warrants for future issuance. All warrants expire December 29, 2001.

               In December 1997, the Company approved a private placement for 3,500,000 shares at $0.22 per share. All but 5,000 shares were issued pursuant to this private placement at December 31, 1997.

               In March 1996, the Company authorized 1,000,000 stock options for possible future allocation to an individual and his associates for their services in raising funds and completing projects for the Company. Issuance of these stock options are at the discretion of the Company's Board of Directors. The options are exercisable at $6.00 per share which represented the fair market value of the stock at the time of grant, with no time limit associated with the allocation. These stock options were canceled by the Company on July 23, 1999.

               In June 1995 the Company initiated a private placement for 1,000,000 shares of its common stock with accompanying 1,000,000 warrants at $1.70 per share and warrant. Of the 2,000,000 shares which have been issued pursuant to this private placement, 591,774 shares were issued in 1995, while 1,408,126 shares were issued in 1996.

               Over the period of May 1994 through November 1995, the Company granted 1,532,000 warrants to certain individuals, consultants, Directors and Officers of the Company. These warrants were granted for services or beneficial contributions provided to the Company and/or for the expectation of future contributions to the success of the Company. The warrants were issued to thirty individuals or organizations at exercise prices ranging from $2.50 to $5.75, which represented the fair market value of the stock at the time of grant, and for periods ranging from four to five years. The warrants will be issued to these individuals or organizations pursuant to a warrant agreement with the Company. The Company intends to register the shares underlying these warrants at a time deemed suitable by management. The warrants are conditional upon the Company achieving a listing with the NASDAQ stock exchange. Of the 1,532,000 warrants granted, 637,000 expired on May 31, 1999 and 135,000 were canceled by mutual consent of the Company and one of its officers on September 30, 1999. The remaining 760,000 expire between October 1999 and May 2000.

                                VENTURETECH, INC.
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    September 30, 1999 and December 31, 1998


NOTE 12 -      DILUTIVE INSTRUMENTS (Continued)

The following is a schedule of outstanding warrants as of September 30, 1999:

                      EXPIRATION          EXERCISE  WARRANTS    WARRANTS
DATE OF ISSUE         DATE                PRICE     ISSUED    OUTSTANDING
-------------         ---------------     -----     ------    -----------

May 18, 1994          May 18, 2000        $ 2.50     120,000     120,000
May 31, 1995          October 31, 1999      2.50      20,000      20,000
October 31, 1995      October 31, 1999      5.75     150,000     150,000
November 6, 1995      November 6, 1999      5.75     470,000     470,000
December 29, 1997     December 29, 2001     0.25     710,000     675,000
December 29, 1997     December 29,2001      0.50     120,000     120,000
September 1, 1999     September 1, 2004     0.20   5,000,000   5,000,000
June 3, 1999          June 3, 2002          0.61      50,000      50,000
June 30, 1999         June 30, 2002         0.47     545,000     545,000
August 31, 1999             --              0.28     360,000     360,000
                                                ---------   ---------

                                                7,545,000   7,510 ,000
                                                =========   =========

                                    PART III


Item 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                     Exhibit Name

      3.1             Articles of Incorporation and Amendments
      3.2             By-Laws of Registrant
      4.              See Exhibit No. 3.1, Articles of Incorporation
                      Article V and amendments thereto
     21.1             Subsidiaries
     10.1             Software License Agreement
     27.              Financial Data Schedule

 2.  Description of Exhibits

         See Item I above.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                            Venture Tech, INC.
                                                  (Registrant)



Date: February 9, 2000                      By:/s/ KENNETH F. FITZPATRICK
                                               ----------------------------
                                               Kenneth F. Fitzpatrick
                                               President, C.E.O.



                                      S - 2